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Exhibit 99

Annual Report

2003

MI Developments Inc.

Corporate Profile

        MI Developments Inc. (MID) is a real estate operating company engaged in the ownership, leasing, management, acquisition and development of industrial and commercial properties (the "Real Estate Business").

        MID was created as a separate public company in August 2003 when it was spun off from Magna International Inc., one of the world's largest and diversified suppliers of automotive parts, systems, modules and complete vehicles. MID previously operated as Magna's autonomous real estate business unit.

        MID's income-producing property portfolio includes 106 properties located in North America and Europe with a net book value of approximately $1.1 billion. Virtually all of the income-producing properties are under long-term, triple-net leases to Magna and its wholly-owned and publicly traded subsidiaries.

        MID also holds a controlling investment in Magna Entertainment Corp. (MEC), a publicly traded company. MEC is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. Some of MEC's racetrack properties, including the surrounding "under-utilized" lands, are located in premier urban real estate markets in the U.S. and are slated by MEC for development. MID views MEC as a strategic investment which provides MID the opportunity to participate in the development of these properties.

real estate business

pro forma financial highlights(1)

Annualized Rents (U.S.$ Millions)	Funds from Operations(2) (U.S.$ Millions)	Funds from Operations Per Share(2) (U.S.$)

(1)
The Company presents its results on a pro forma basis to enhance the comparability of the current and prior years' financial performance. Pro forma adjustments (as explained in the notes to the pro forma income statements) have been made to the historical results as though all of the spin-off transactions to list MID as an independent company had occurred as of January 1, 2002.
(2)
The Company measures and presents Funds from Operations (FFO) and FFO per share (FFOPS) for the Real Estate Business because these are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO and FFOPS do not have a standardized meaning under Canadian generally accepted accounting principles and therefore may not be comparable to similar measures presented by other companies.

inside
2	The Chairman's Message	The 2004 Annual Shareholders' Meeting
4	Letter to Shareholders	The 2004 Annual Shareholders' Meeting will be held at:
6	Income-Producing Portfolio	The Design Exchange, Toronto-Dominion Centre
12	Competitive Advantages	234 Bay Street
14	Magna Entertainment Corp.	Toronto, Ontario, Canada
17	Financial Review and Other Information	on Tuesday, May 11, 2004 commencing at 8:30 a.m.

MI Developments Inc.    2003    1

The Chairman's
Message

[PHOTO]
One of the keys to the success of Magna International Inc. over the years is Magna's philosophy of spinning out various automotive operating groups and non-automotive businesses as separate public companies. This "spinco" philosophy has been a driving force behind the appreciation in Magna's share value and has resulted in the spin-out of five companies during the past decade.

The most recent of these was MID, Magna's former real estate division which had been operating as a stand-alone business unit since 1998. Establishing MID as a separate public company has helped to unlock the value of assets previously held within Magna International Inc. Making MID a separate public company with its own board of directors also creates additional discipline and accountability, while at the same time motivating management to strive for greater profitability by providing share ownership and profit sharing incentives.

The rationale behind Magna's spinco philosophy is simple: we want to move the business as close as possible to the managers and employees who are directly involved in the day-to-day operations. In other words, we want to encourage greater individual involvement and a greater stake in the outcome of the business from the people who are on the front lines of the operation — the people who know the business best.

2    MI Developments Inc.    2003

        I believe that MID is also attractive to shareholders because of its major investment in Magna Entertainment Corp., a non-automotive company spun out of Magna earlier this decade which has grown into North America's number one owner and operator of thoroughbred racetracks. MID and MEC are a natural strategic fit due to MEC's highly attractive underlying real estate assets, which include excess under-utilized land in some of the premier real estate markets in the United States. Many of MEC's properties are in major urban centres and are prime locations for premium retail, entertainment and/or residential developments. As a major investor in MEC, MID will be able to participate in the future growth of MEC while further expanding its core foundation of high quality industrial properties.

        MID has a focused and entrepreneurial management team with proven experience in the acquisition, development and management of properties, as well as in the construction of industrial and commercial buildings. I have great confidence that this team will guide the long-term growth of MID for the benefit of all our shareholders for many years to come.

Frank Stronach
 Chairman of the Board

MI Developments Inc.    2003    3

Letter to
Shareholders

[PHOTO]
We are proud to present this, our first annual report to shareholders as a publicly traded company. While MID may be new to the global capital markets, our long heritage in the real estate business and the significant depth and experience of our management team have been developed over many years operating within the Magna Group of companies.

The foundation of our Real Estate Business is: our recurring income from a high quality and geographically diversified rental portfolio; our strong balance sheet with substantially less leverage than the industry norm; and our knowledge of the development requirements associated with the automotive business of the Magna Group, our primary tenants.
2003 Highlights
In our financial presentation, we have reported our Real Estate Business as a separate segment to better reflect the organization of MID.

During 2003, we brought on-stream approximately a million square feet of leaseable area in respect of industrial and commercial developments for the Magna Group. This, combined with rent increases and weakening of the U.S. dollar, has resulted in 29% growth in our annualized lease payments to $127 million at the end of the year. Similarly, our Funds from Operations have increased by 27% to $87 million.

4    MI Developments Inc.    2003

Outlook

        We anticipate using our development expertise in order to continue to grow our income-producing portfolio on substantially similar terms as our existing leases.

        With respect to our strategy for the future, we expect that our historic and continuing landlord-tenant relationship with the Magna Group will continue to be our primary focus which will allow us to participate in the growth of the Magna Group's business. We are well positioned to receive future development business from the Magna Group, based on our successful track record and our long history of property development for the Magna Group on a global basis.

        In addition, we will also seek to diversify our rental portfolio by using our experience gained through dealings with the Magna Group to selectively assess industrial, commercial and other property development opportunities with other parties, including Magna Entertainment, either alone or on a joint venture basis.

        Magna Entertainment provides our Real Estate Business with attractive development opportunities as it seeks to re-develop some of its racetrack properties including the under-utilized lands adjacent to a number of its racetracks. Many years ago, some of these properties were situated well outside the boundaries of urban development. Today, they are surrounded by dense, affluent urban populations and represent exceptional locations for commercial development.

        Prior to proceeding with development of any of the locations, however, any participation by MID in Magna Entertainment related developments will be subject to consideration by a special committee of independent directors of MID and approval by the board of directors of MID.

        The establishment of MID as a public company in 2003 was an important milestone. I am proud of the team we have assembled and of our accomplishments. I thank the Magna Group for its continued confidence in our abilities as its preferred supplier of industrial and commercial facilities. Similarly, I thank our shareholders for their overwhelming support and interest in MID since our spin-off from Magna. Finally, I thank our employees, as well as our global network of local builders, for their dedication and their contributions to our success.

Brian V. Tobin
Chief Executive Officer

MI Developments Inc.    2003    5

income-producing portfolio

        Our income-producing portfolio provides a platform for growth. It consists of 106 industrial and commercial properties located in 10 countries in North America and Europe. The portfolio represents 24.4 million square feet of leaseable area with a net book value of $1.1 billion, or approximately 92% of the net book value of our real estate assets.

GLOBAL PORTFOLIO

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ANNUALIZED LEASE PAYMENTS

        At year end, our annualized lease payments were $127 million providing a return of 11.7% on the net book value of our income-producing assets. The annualized lease payments are denominated in three main currencies providing attractive currency diversification.

LEASEABLE AREA

        Since 1998, the leaseable area of our income-producing portfolio has grown by 12 million square feet, providing a 5 year compound annual growth rate of 15%, and reflects the strong growth in the business of our primary tenant, the Magna Group.

MI Developments Inc.    2003    7

income-producing portfolio

        Leases representing approximately 84% of our total leaseable area expire in 2013 or later — providing long-term stability of cash flow. The weighted average remaining term-to-expiry based on leasable area for our income-producing portfolio at year end was approximately 12 years. The following chart shows the percentage of leaseable area in any particular year that is represented by leases scheduled to expire in that year, disregarding renewal options.

LEASE EXPIRIES

Lease Expiry Schedule
(Percentage of total leaseable area)

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TENANT MIX

        Magna, its wholly-owned subsidiaries and its publicly traded subsidiaries are the tenants of all but one of our income-producing properties. These facilities support important programs for the Magna Group's customers, and therefore are inextricably linked to their automotive operations. The Magna Group has a strong financial profile providing low risk contractual cash flows.

Annualized Lease Payments by Magna Operating Group

LEASING ARRANGEMENTS

        Our standardized lease arrangements with the Magna Group reflect arm's length negotiated terms and generally provide for:

        "Triple-net" rent to MID

        Rent escalations based on fixed rate steps or inflation

        Renewal options tied to market rates or inflation

        Environmental indemnities from the tenant

MI Developments Inc.    2003    9

income-producing portfolio

        [Photos]

Clockwise from top:

        Thorndorf and Eurostar — Graz, Austria

        Formex and Pressmex — Saltillo, Mexico

        Karmax — Milton, Canada

        Modatek — Milton, Canada

        [Photos]

10    MI Developments Inc.    2003

Clockwise from top left:

        Intier America Head Office — Novi, USA

        Cartech — Ceske Velenice, Czech Republic

        Magna Heavy Stampings — Albersdorf, Austria

        Tesma Head Office — Concord, Canada

        Drive Automotive — Piedmont, USA

MI Developments Inc.    2003    11

competitive advantages

MID STRENGTHS

        Our Real Estate business has a number of advantages relative to our competitors which should continue to provide growth in earnings and asset value, including:

        Unparalleled knowledge of the Magna Group, its business objectives and its global requirements, positioning ourselves to receive future business

        Large, geographically diversified income-producing assets providing stable and growing cash flow

        Considerable experience in industrial and commercial property development giving us the ability to compress project timelines and minimize construction costs, resulting in competitive rents for our tenants

        Strong balance sheet with low leverage provides the financial flexibility to pursue attractive business opportunities

        Experienced management team

        [photos]

Office Interior — Magna R&D Centre

  •
  Aurora, Canada

Head Office Lobby — Tesma

  •
  Concord, Canada

12    MI Developments Inc.    2003

        [photos]

        Left and top:    Construction at

        Drive Automotive — Piedmont, USA

        Below:    Construction at Modatek

  •
  Milton, Canada

MI Developments Inc.    2003    13

Magna Entertainment

[PHOTOS]

live racing content

  MEC is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers of premier horse racing content and wagering opportunities. Some of the world's best-known racetracks are operated under MEC's ownership and management.

technology

CORE OPERATIONS

  MEC is utilizing technology to expand its customer base and deliver top-flight racing action and wagering opportunities to customers in time zones and countries around the world. XpressBet™, MEC's national account wagering service, permits customers to wager on races over the Internet and by telephone, while HorseRacingTV™ (HRTV™), MEC's 24-hour cable television network, provides live horse racing action from racetracks in the United States and Canada.

[PHOTOS]

Left: Xpressbet™
MEC's on-line wagering experience
 Right: HorseRacing TV™
At home live horse racing entertainment

14    MI Developments Inc.    2003

[PHOTOS]

entertainment

  MEC is looking to provide its customers with enhanced entertainment experiences at all of its locations. Alternative gaming, particularly in the form of slots and video lottery terminals, is increasingly becoming part of the landscape in the racing industry. With 44 off-track betting (OTB) facilities under its ownership and management, MEC is one of the largest OTB operators in North America.

[PHOTOS]

Left: Alternative Gaming
Flamboro Downs, Canada
 Right: MEC OTB's
Simulcast pavilion in Lone Star Park at Grand Prairie, Texas global operations

  MEC is expanding its global scope and distribution with the opening of a new European race track called Magna Racino, located near Vienna, Austria, and a European-based live racing simulcast television channel — RaceONTV™. The channel is designed to broadcast live horse racing from MEC's North American network of racetracks to other racetracks and off-track facilities across Europe.

MI Developments Inc.    2003    15

Magna Entertainment

[PHOTOS]

  Some of MEC's premier racing properties, including the surrounding "under-utilized" lands, are situated in exceptional urban-infill locations and are slated for development by MEC. We view MEC as a strategic investment providing opportunities to generate value from our development expertise, by participating in the development and/or re-development of these properties. The following table provides a sample of these properties. At each location, the size of the under-utilized land ranges from 45 to 140 acres.

STRATEGIC INVESTMENT

Racetrack	Location
Gulfstream Park Florida	North Miami Beach in a highly sought-after retail and residential market. One million population within 10 miles.
Santa Anita Park California	Northeast Los Angeles, 1.5 million population within 10 miles.
Golden Gate Fields California	Directly on the East Bay of San Francisco. Extraordinary views of Golden Gate Bridge and San Francisco skyline. One million population within 10 miles.
Laurel Park Maryland	Mid-way between Washington D.C. and Baltimore. Minutes from Baltimore-Washington Parkway and on the public transit system.

        Top left:    Aerial — Golden Gate Fields, California

        Top right:    Aerial — Gulfstream Park, Florida

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Financial Review and Other Information

Management's Discussion and Analysis of Results of Operations and Financial Position	18
Management's Responsibility for Financial Reporting	46
Auditor's Report	47
Consolidated Statements of Income (Loss)	48
Consolidated Statements of Changes in Deficit and Magna's Net Investment	49
Consolidated Statements of Cash Flows	50
Consolidated Balance Sheets	52
Notes to Consolidated Financial Statements	53
Pro Forma Consolidated Statements of Income	90
Notes to Pro Forma Consolidated Statements of Income	92
Corporate Directory and Share Information	Inside Back Cover

Management's Discussion and Analysis of Results of Operations and Financial Position

For the year ended December 31, 2003

        Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the year ended December 31, 2003. All amounts are in United States ("U.S.") dollars and all tabular amounts are, unless otherwise noted, in thousands of U.S. dollars except per share figures. This MD&A should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements, which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Additional information relating to MID, including the Initial Annual Information Form dated November 17, 2003, can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

GENERAL

Overview

        MID's principal business is the ownership, management, leasing, development and acquisition of industrial and commercial properties in North America and Europe (the "Real Estate Business"). The Company also holds a controlling investment in Magna Entertainment Corp. ("Magna Entertainment" or "MEC"), a publicly-traded company that is North America's leading owner-operator of horse racetracks, based on revenues, and among the world's leading providers, via simulcasting, of live horse racing content to the growing inter-track, off-track and account wagering markets.

        MEC's racetrack properties, which include excess or under-utilized lands adjacent to some of the racing operations, are located in some of the premier urban real estate markets in the U.S. MEC plans to develop these under-utilized lands, and in some cases, re-develop the properties used in its racing operations. MID views MEC as a strategic investment which may provide MID the opportunity to participate in the development and/or re-development of lands and such properties.

Spin-off Transactions

        MID is the successor to the real estate division of Magna International Inc. ("Magna"), which was reorganized as an autonomous business unit within Magna between August 1998 and January 1999.

        On July 7, 2003, Magna announced a reorganization (the "Spin-off Transactions") under which, subject to shareholder and regulatory approvals, it planned to distribute 100% of the shares of MID to Magna's shareholders. On August 19, 2003, at a special meeting of shareholders, the Spin-off Transactions were approved by over 97% of the votes cast by holders of each of Magna Class A Subordinate Voting Shares and Magna Class B Shares, with each class voting separately.

        A distribution of one MID Class A Subordinate Voting Share for every two Magna Class A Subordinate Voting Shares and one MID Class B Share for every two Magna Class B Shares was made on September 2, 2003 to Magna shareholders of record at the close of business on August 29, 2003. For further details on the initial public distribution of the MID Class A Subordinate Voting Shares and the MID Class B Shares, including a more detailed discussion of the Spin-off Transactions, refer to MID's Prospectus dated August 18, 2003 (the "Prospectus").

Segments

        The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented between wholly-owned operations (the Real Estate Business) and publicly-traded operations (Magna Entertainment). The segregation of operations between wholly-owned and publicly-traded recognizes the fact that in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with MEC's separate board of directors and executive management.

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        MID controls 96% of the votes attached to MEC's outstanding stock (59% equity stake), and is therefore required to include MEC in its consolidated financial statements in accordance with GAAP. MEC accounts for approximately 50% of the Company's consolidated total assets as at December 31, 2003 and 86% of the Company's consolidated revenue for the year ended December 31, 2003. Notwithstanding, the Company's Consolidated Statements of Income, Consolidated Statements of Cash Flows, Consolidated Balance Sheets and the MD&A have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

Pro Forma Results of Operations

        The Company has provided Unaudited Pro Forma Consolidated Statements of Income for the years ended December 31, 2003 and 2002. The Unaudited Pro Forma Consolidated Statements of Income show adjustments made to the Statements of Income to give effect to the Spin-off Transactions, including business combinations, changes in legal, capital and lease structures, and committed levels of executive compensation for new officers of the Company, as though all of these changes had occurred effective January 1, 2002. Prior to September 2, 2003, the Company's real estate operations were carried out by various of its predecessor entities, each of which were wholly-owned subsidiaries of Magna. The actual financial results for periods prior to September 2, 2003 accordingly reflect a different capital and legal structure, and the Unaudited Pro Forma Consolidated Statements of Income have been provided in order to provide a more meaningful basis for comparison. While management believes these Unaudited Pro Forma Consolidated Statements of Income provide a more relevant comparison of operating results between periods, they are not necessarily indicative of the results of operations that would have resulted if the relevant transactions and changes had taken place as of January 1, 2002 in accordance with the assumptions and adjustments detailed in note 2 to the Unaudited Pro Forma Consolidated Statements of Income.

        The discussion of the actual results of operations for the Company's real estate business for the year ended December 31, 2003 follows the discussion of the pro forma results of operations for the same period. See "REAL ESTATE BUSINESS; Real Estate Business Actual Results of Operations — For the Year Ended December 31, 2003."

Foreign Currencies

        The Company has not entered into derivative financial arrangements for currency hedging purposes, and has not and will not enter into such arrangements for speculative purposes. Fluctuations in the U.S. dollar's value relative to other currencies (in particular, the euro and the Canadian dollar) will result in fluctuations in the reported U.S. dollar value of assets, liabilities, income and cash flow.

	Average exchange rates for the year ended December 31			Exchange rates as at December 31
	2003	2002	Change	2003	2002	Change
1 Canadian dollar equals U.S. dollars	0.716	0.637	+12%	0.775	0.638	+21%
1 euro equals U.S. dollars	1.132	0.946	+20%	1.259	1.041	+21%

        The preceding table reflects the changes in the average exchange rates during the years ended December 31, 2003 and 2002, as well as the changes in the exchange rates as at the end of those periods between the most common currencies in which we conduct our business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the year impacted the reported U.S. dollar amounts of the Company's revenues, expenses and income.

        The results of foreign operations are translated into U.S. dollars using the average exchange rates for the year as shown in the table above. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

MI Developments Inc.    2003    19

REAL ESTATE BUSINESS

Overview

        The Real Estate Business of MID comprises a global portfolio of 106 income-producing industrial and commercial properties located in 10 countries including Canada, Austria, the U.S., Mexico, Germany, Belgium, the United Kingdom, Spain, Poland and the Czech Republic. The portfolio represents 24.4 million square feet of leasable area with a net book value of approximately $1.1 billion. The lease payments are denominated in three main currencies: the Canadian dollar, the U.S. dollar and the euro.

        Magna and its wholly-owned (Cosma, Magna Steyr and Magna Donnelly) and publicly-traded (Decoma International Inc. ("Decoma"), Intier Automotive Inc. ("Intier") and Tesma International Inc. ("Tesma")) (collectively, the "Magna Group") subsidiaries are the tenants of all but one of our income-producing properties. The Magna Group, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia.

        The terms of the Real Estate Business' lease arrangements with the Magna Group generally provide for the following:

  •
  Leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

  •
  Rent escalations based on either fixed rate steps or inflation;

  •
  Renewal options tied to market rates or inflation;

  •
  Environmental indemnities from the tenant; and

  •
  Tenant's right of first refusal on sale of property.

        The weighted average lease term to expiry of the Real Estate Business' income-producing portfolio at December 31, 2003, disregarding renewal options, is 12 years.

Real Estate Business Pro Forma Results of Operations — For The Year Ended December 31, 2003

Pro Forma Highlights

(in millions)	2003	2002	Change (%)
Revenues	$116.4	$89.4	+30%
Net income	$49.8	$41.0	+21%
Funds from operations ("FFO")	$87.3	$68.7	+27%
Diluted FFO per share ($)	$1.81	$1.43	+27%
Leasable area (millions sq.ft.)	24.4	23.6	+ 3%
Annualized lease payments	$127.0	$98.2	+29%
Income-producing property, net book value	$1,087.9	$902.6	+21%

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Pro Forma Revenue

(in millions)
Pro forma revenue, year ended December 31, 2002	$89.4
Effect of changes in foreign currency exchange rates and other	14.5
Completed projects on-stream	12.7
Contractual rent increases	0.9
Decrease in straight-line rent adjustment	(1.1)

Pro forma revenue, year ended December 31, 2003	$116.4

        The strengthening of the average exchange rates for the euro and Canadian dollar against the U.S. dollar had a significant positive effect on reported U.S. dollar revenues. The increase in revenues from completed projects on-stream of $12.7 million and contractual rent increases of $0.9 million represents the impact on fiscal 2003 revenues from projects brought on-stream and contractual rent increases realized in 2002 as well as in 2003.

Pro Forma General and Administrative Expenses

        Pro forma general and administrative expenses for the year ended December 31, 2003 increased 55% or $4.2 million over that for 2002. Prior to the spin-off, pro forma general and administrative expenses only include adjustments to reflect incremental "committed" executive compensation costs to be borne by the Real Estate Business. The year-over-year increase in pro forma general and administrative expenses reflects the additional public company costs and additional staffing costs (in addition to the incremental committed executive compensation costs included in the pre-spin-off pro forma general and administrative expenses) incurred by the Company for the four month period following the spin-off from Magna. The weakening of the U.S. dollar during 2003 contributed $1.8 million to the increase.

Pro Forma Depreciation and Amortization Expense

        Pro forma depreciation and amortization expense was up 17% or $4.7 million for the year ended December 31, 2003. This increase was due to the effect of foreign exchange rates, which contributed $4.0 million of the increase and the impact of depreciation on new projects brought on stream during 2002 and 2003 which contributed $0.7 million.

Pro Forma Interest Expense (Income)

        Pro forma interest expense (income) was unchanged at essentially zero between 2002 and 2003. Prior to the Spin-off Transactions, almost all interest expense incurred was paid to Magna, which charged interest on intercompany advances to the Real Estate Business. As part of the pro forma adjustments, the intercompany interest was removed as all of the advances from Magna were eliminated as part of the Spin-off Transactions. As at December 31, 2003, the Real Estate Business had cash balances, net of outstanding debt, of $23.2 million.

Pro Forma Gain (Loss) on Disposal of Real Estate

        In 2003, the Real Estate Business recognized a $0.1 million pro forma loss on disposal of real estate, down from a $0.1 pro forma gain in 2002. Gains and losses on disposal of real estate were not material in either period.

Pro Forma Income Taxes

        In 2003, the Real Estate Business recognized pro forma income tax expense of $22.5 million, representing an effective income tax rate of 31.1%. In 2002, the comparable pro forma income tax expense was $13.4 million, providing an effective tax rate of 24.7%. The majority of the increase was caused by a onetime $2.4 million future income tax charge recorded in the fourth quarter as the Real Estate Business was required to revalue upwards its net future tax liabilities related to its Canadian operations to reflect increases in corporate income tax rates in the Province of Ontario commencing in 2004.

Pro Forma Net Income

        The Real Estate Business' pro forma net income increased by 21% or $8.8 million from $41.0 million in fiscal 2002 to $49.8 million in fiscal 2003. The increase was as a result of the $27.0 million increase in revenues, partially offset by increases in general and administrative expenses of $4.2 million, depreciation and amortization of $4.7 million, and income taxes of $9.1 million, as well as lower gains on disposal of real estate of $0.2 million.

MI Developments Inc.    2003    21

Pro Forma Funds from Operations

	2003	2002	Change
Net income	$49,834	$41,046	+21%
Add back (deduct) non-cash items:
Depreciation and amortization	32,122	27,410	+17%
Future income taxes	7,526	3,812	+97%
Straight-line rent adjustment	(2,313)	(3,444)	-33%
Loss (gain) on disposal of real estate	114	(128)	—

Pro forma FFO	$87,283	$68,698	+27%
Pro forma diluted FFO per share ($)	$1.81	$1.43	+27%
Diluted shares outstanding (thousands)	48,130	48,130	—

        FFO is a measure widely used by analysts and investors in evaluating the operating performance of real estate companies, however, FFO and diluted FFO per share do not have standardized meaning under Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Pro forma FFO has been calculated using pro forma amounts determined as discussed above under the heading, Real Estate Business Pro Forma Results of Operations — For The Year Ended December 31, 2003.

        The improvement in the Real Estate Business' pro forma FFO of $18.6 million is due to the year-over-year increase in revenues of $27.0 million, a reduction of $1.1 million in straight-line rent adjustments, offset partly by increases in general and administrative expenses of $4.2 million and cash taxes of $5.3 million.

Annualized Lease Payments

(in millions)
Pro forma annualized lease payments, as at December 31, 2002	$98.2
Effect of changes in foreign currency exchange rates and other	17.8
Completed projects on-stream	9.3
Contractual rent increases	1.9
Rent increases on lease renewals	0.2
Vacancies	(0.4)

Annualized lease payments, as at December 31, 2003	$127.0

        Annualized lease payments represent the lease payments for December 2003, multiplied by twelve, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at December 31, 2003 as noted above in the table under the heading GENERAL — Foreign Currencies. Annualized lease payments at December 31, 2002 include pro forma adjustments for amendments to lease terms as described in note 9 to the Company's consolidated financial statements, which were effective January 1, 2003, and the acquisition of the Magna Donnelly and Tesma facilities as described in note 7 to the consolidated financial statements.

        Annualized lease payments at December 31, 2003 were $127.0 million or an increase of $28.8 million or 29% when compared to pro forma annualized lease payments of $98.2 million at December 31, 2002. The previous table discusses the reasons for the year-over-year increase in annualized lease payments. Completed projects on-stream include (i) 11 properties (two greenfield facilities and nine expansions to existing facilities) representing approximately 1.0 million square feet of leasable area with annualized lease payments of $6.2 million and (ii) refurbishings to existing facilities which provided increased annualized lease payments of approximately $3.1 million. Contractual rent increases were realized on approximately 4.8 million square feet of leasable area with associated increases in annualized lease payments of $1.9 million when the rent increases are converted at the average foreign exchange rates during the quarters in which they were effected.

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        During the year ended December 31, 2003, a total of seven leases representing 500,000 square feet of leasable area came up for renewal in Canada and the U.S. of which five leases with leasable area of 240,000 square feet were renewed at terms resulting in incremental annualized lease payments of $0.2 million. Offsetting these increases were the discontinuance of the leases on one property in Canada and one property in the U.S., which caused a reduction in annualized lease payments of $0.4 million. The Canadian property represented 253,000 square feet of leasable area and was leased to a non-Magna group tenant. This property is currently held for sale.

Supplementary Real Estate Business Pro Forma Quarterly Financial Data (Unaudited)

Year Ended December 31, 2003	March 31	June 30	September 30	December 31	Total
Revenue	$26,734	$29,168	$29,485	$30,969	$116,356
Operating income	17,489	18,835	18,608	17,505	72,437
Net income	12,606	13,452	13,445	10,331	49,834
FFO	20,613	22,027	22,043	22,600	87,283
Basic and diluted FFO per share	$0.43	$0.46	$0.46	$0.47	$1.81
Year Ended December 31, 2002	March 31	June 30	September 30	December 31	Total
Revenue	$21,375	$22,670	$22,524	$22,824	$89,393
Operating income	13,421	13,775	13,274	13,878	54,348
Net income	10,262	10,298	10,091	10,395	41,046
FFO	17,113	17,183	15,940	18,460	68,696
Basic and diluted FFO per share	$0.36	$0.36	$0.33	$0.38	$1.43

Real Estate Business Actual Results of Operations — For the Year Ended December 31, 2003

Basis of Presentation

        The following discussions are related to the operating results for the Real Estate Business prepared in accordance with GAAP, and presented on a carve-out basis from Magna as detailed in note 1 of the consolidated financial statements.

Rental Revenue from Operating Leases

        Rental revenue from operating leases for the Real Estate Business increased to $116.2 million for the year ended December 31, 2003, which was $66.4 million higher than in 2002. Effective January 1, 2003, the Real Estate Business amended certain leases with Magna and its subsidiaries to reduce the remaining lease terms and minimum lease payments, and to replace most scheduled rent increases with periodic rent increases based on a local price index. As a result of these amendments, all of the Real Estate Business' direct financing leases were reclassified as operating leases. This reclassification caused $30.8 million of the increase in rental revenue from operating leases in 2003. Rental revenue from operating leases increased by an additional $35.6 million because of the following factors:

  •
  $8.8 million from acquisitions, including the Eurostar facility acquired in July 2002, three Tesma facilities acquired in January 2003 and eight manufacturing facilities acquired in October 2002 as part of Magna's acquisition of Donnelly Corporation ("Magna Donnelly");

  •
  $12.7 million from completion of new development and expansion projects;

  •
  $0.9 million from rent increases as per contractual terms; and

  •
  $14.5 million increase in reported U.S. dollar revenues as a result of the higher average exchange rates of the euro and Canadian dollar against the U.S. dollar during 2003 as compared to 2002; partially offset by reduction in straight-line rent adjustments and other rent changes of $1.3 million.

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        The Real Estate Business records annual rental revenue from operating leases based on a straight-lining of the total rents called for contractually over the term of the lease. In North America, certain leases have fixed rent escalations every five years pursuant to which basic rent increases by a set percentage. Thus, the amount of revenue recorded on a lease in its early years exceeds the amount of the actual lease payments received in those years, whereas in the later years of the lease, the amount of revenue recorded is less than the amount of the actual lease payments. The following table shows geographically the impact on rental revenues resulting from the straight-lining of rents.

	For the year ended December 31, 2003			For the year ended December 31, 2002
	Actual Lease Payments	Impact of Straight- lining	Rental Revenue Reported	Actual Lease Payments	Impact of Straight- lining	Rental Revenue Reported
North America	$60,842	$2,313	$63,155	$22,597	$3,444	$26,041
Europe	53,025	—	53,025	23,725	—	23,725

	$113,867	$2,313	$116,180	$46,322	$3,444	$49,766

Income from Direct Financing Leases

        As a result of amendments to certain direct financing leases with Magna and its subsidiaries on January 1, 2003, they were reclassified as operating leases and accordingly, income from direct financing leases decreased from $36.3 million in 2002 to nil in 2003. The following table summarizes the impact of accounting for the direct financing leases in 2002:

Years ended December 31,	2003	2002
Income recorded	$—	$36,337
Actual lease payment	—	(32,735)

Income in excess of cash received	$—	$3,602

Comprised of:
Income from direct financing leases in excess of repayments	$—	$4,619
Repayment of direct financing leases, net of finance income	—	(1,017)

Income in excess of cash received	$—	$3,602

General and Administrative Expenses

        The Real Estate Business' general and administrative expenses were up $4.4 million or 67% to $11.0 million in 2003. $1.8 million of the increase was caused by the strengthening of non-U.S. currencies against the U.S. dollar, particularly the Canadian dollar. The remainder of the increase in general and administrative expenses can be attributed primarily to public company costs and increased salaries and wages incurred following MID's spin-off from Magna.

Depreciation and Amortization Expense

        The Real Estate Business' depreciation and amortization expense was $32.1 million in 2003, up $20.9 million from 2002. The increase was mostly caused by incremental depreciation of $12.2 million on properties previously classified as properties under direct financing leases, which were reclassified as properties under operating leases on January 1, 2003. Other factors that contributed to the higher level of depreciation and amortization expense included new developments and expansions, the acquisition of the Eurostar and Magna Donnelly properties in the fourth quarter of 2002 and the Tesma facilities in the first quarter of 2003, and a $4.0 million increase in reported U.S. dollar depreciation and amortization as a result of the higher euro and Canadian dollar average exchange rates against the U.S. dollar in 2003 compared to 2002.

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Interest Expense, Net

        Interest expense for the Real Estate Business was $25.6 million for the year ended December 31, 2003, down from $32.9 million in the prior year. During the first half of 2003, interest expense was higher year-over-year as a result of increased borrowings from Magna to fund new developments, expansions and acquisitions. For the latter half of the year, the Real Estate Business' interest expense was close to zero as indebtedness due to the Magna Group was repaid during the quarter ended September 30, 2003 as a result of the changes in the capital structure arising from the Spin-off Transactions.

        The Company has entered into a $50.0 million credit facility agreement with a Canadian chartered bank under which no amounts were drawn at December 31, 2003. As at December 31, 2003, the Real Estate Business' balance of cash net of long-term debt was $23.2 million.

Incomes Taxes

        Income tax expense for the Real Estate Business for 2003 was $18.0 million, representing an effective tax rate of 37.5%. Included in this amount was a future income tax expense of $2.4 million recorded in the fourth quarter of 2004, as the Real Estate Business was required to revalue upwards its net future tax liabilities related to its Canadian operations to reflect increases in corporate income tax rates in the Province of Ontario. Absent this charge, the Real Estate Business' 2003 effective tax rate would have been 31.2%. Income tax expense for the Real Estate Business for 2002 was $13.8 million, representing an effective tax rate of 38.7%. The decrease in the effective tax rate from 2002 to 2003, excluding the one-time charge to future income taxes in 2003, is primarily due to changes in the capital structure of the Real Estate Business following the spin-off from Magna.

Net Income

        The Real Estate Business' net income increased by 37% or $8.2 million from $21.8 million in fiscal 2002 to $30.0 million in fiscal 2003. The increase in net income was as a result of the $30.1 million increase in revenues and a decrease in interest expense of $7.8 million, partially offset by increases in general and administrative expenses of $4.4 million, depreciation and amortization of $20.9 million, and income taxes of $4.2 million, as well as lower gains on disposal of real estate of $0.2 million.

Real Estate Business Actual Statements Of Cash Flows

Cash Provided by Operating Activities

        The Real Estate Business generated cash flow from operations before changes in non-cash balances of $67.3 million in 2003, up from $34.7 million in 2002. Cash flow from operations before changes in non-cash balances increased as a result of the following factors: an $8.2 million increase in net income; a $0.2 million decrease in non-cash gains on sale of real estate; a $1.1 million decrease in the non-cash adjustment to income for the straight-lining of rent; a $4.6 million decrease in income from direct financing leases in excess of repayments; and a $20.9 million increase in depreciation and amortization expense. These factors were partially offset by a $1.8 million decrease in future income tax expense and other non-cash amounts of $0.6 million.

        The increase in depreciation and amortization expense and the decrease in income in excess of repayments from direct financing leases were primarily caused by the lease amendments in January 2003, which converted many of the Real Estate Business' direct financing leases to operating leases.

        In 2003, the Real Estate Business generated $6.3 million in funding from changes in non-cash balances, compared to an investment in non-cash balances of $30.3 million in 2002.

Cash Used In Investing Activities

        In 2003, the Real Estate Business invested $109.7 million in real estate property development and acquisition, which was 31% lower than in 2002. The major components of 2002's real estate property investments were $25.0 million to acquire Tesma facilities in January 2003, $29.0 million for the acquisition of land in Romulus, Michigan, $39.7 million in development expenditures undertaken for the Magna Group, and $16.0 million in deposits on properties to be acquired at future dates. The Real Estate Business obtained proceeds from the sale of land of $1.9 million in 2003. Other asset additions of $0.3 million in 2003 related to the payment of set up fees associated with MID's credit facility.

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Cash Provided By Financing Activities

        In 2003, the Real Estate Business made a $0.9 million repayment of bank indebtedness and made long-term debt repayments (net of issuances) of $0.5 million. Prior to the spin-off from Magna, the Real Estate Business was a division of Magna, and obtained nearly all of its required funding from Magna. In 2003, the Real Estate Business obtained net financial contributions from Magna of $55.4 million, down from $176.5 million in 2002. As part of the Spin-off Transactions, the consolidated cash balance of the Company at June 30, 2003 of $9.6 million was payable to Magna, and the net contribution from Magna disclosed in the consolidated statements of cash flows is net of this amount. In effect, the Company commenced with zero cash balance as of July 1, 2003 and the cash balance at December 31, 2003 represents the additions to cash from July 1, 2003 to end of the year.

Real Estate Business — Real Estate Assets

Overview

        The Real Estate Business' real estate assets are comprised of income-producing properties (which include properties under operating leases and, prior to January 1, 2003, direct financing leases), properties under development, properties held for development, and properties held for sale. Effective January 1, 2003, the Company amended certain leases with the Magna Group to reduce the remaining lease terms and minimum lease payments, and in most cases replace scheduled rent increases with periodic rent increases based on a local price index. As a result of these amendments, all of the direct financing leases were reclassified as operating leases. The net book values of the Real Estate Business' real estate assets are as follows:

As at December 31,	2003	2002
Income-producing real estate properties under operating leases	$1,087,883	$515,595
Direct financing leases	—	387,024

Income-producing properties	1,087,883	902,619
Properties under development	8,700	38,363
Properties held for development	124,926	68,475
Properties held for sale	6,003	5,121

Real estate properties, net and direct financing leases	$1,227,512	$1,014,578

Income-Producing Properties

        At December 31, 2003, the Real Estate Business had 106 income-producing properties representing in the aggregate 24.4 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants located strategically and used by the Magna Group to provide parts to assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3.7% of the total square footage of income-producing properties. These office properties include the head offices of the Magna Group. The income-producing portfolio is situated in Austria, Canada, the U.S., Germany, Mexico and five other European countries. The book value of the income-producing portfolio by country as at December 31, 2003 was as follows:

	Book Value	Percent of Total
Austria	$377,456	35%
Canada	322,295	30%
U.S.	181,659	17%
Germany	97,845	9%
Mexico	71,978	6%
Other European Countries	36,650	3%

	$1,087,883	100%

26    MI Developments Inc.    2003

Properties Under Development

        Development properties consist of projects currently in progress. At December 31, 2003, there were three properties under development: one in each of the United States, Germany and the Czech Republic. These developments include expansions to existing facilities and when completed will add 225,000 square feet to our income-producing portfolio. The total anticipated project costs related to these projects are $12.8 million of which $8.7 million has been spent as of December 31, 2003.

Properties Held for Development

        At December 31, 2003, the Real Estate Business had 1,095 acres of land with a net book value of $124.9 million held for future development, up from 915 acres of land with a net book value of $68.5 million at December 31, 2002. The most significant component of new properties acquired was the purchase in October 2003 of 211 acres of land in Romulus, Michigan, at a total cost of $29.0 million. The Real Estate Business is currently in discussions with MEC for a long-term lease on a portion of this land, which may serve as the site of a proposed racetrack to be used by MEC in its operations. MEC is in the process of seeking the necessary regulatory and other approvals for this racetrack. In addition, this land may be developed for industrial and/or commercial purposes. The strengthening of the euro and Canadian dollar against the U.S. dollar resulted in an increase of $9.3 million in properties held for development. Properties under development at December 31, 2003 also include deposits of $14.9 million for the purchase of land in Canada.

Properties Held for Sale

        At December 31, 2003, the Real Estate Business had three properties in the U.S. totaling 169,000 square feet, and one property in Canada of 253,000 square feet, which were no longer of strategic value and were available for sale. The book value of these properties was $6.0 million at December 31, 2003. Estimated fair market values of these properties exceed book values as at December 31, 2003.

MAGNA ENTERTAINMENT

MEC's Business

Overview

        MEC is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages twelve thoroughbred racetracks, two standardbred (harness racing) racetracks, one racetrack that runs both thoroughbred and standardbred meets and one greyhound track, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting ("OTB") facilities and a national account wagering business known as XpressBet,™ which permits customers to place wagers by telephone and over the Internet on horse races run at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai. MEC also owns and operates HorseRacing TV,™ a television network focused on horse racing that MEC initially launched on the Racetrack Television Network ("RTN") in July 2002. HorseRacing TV™ is currently carried on cable systems in ten states, with approximately 1.4 million subscribers. MEC is in ongoing discussions with cable and satellite operators with the goal of achieving broader distribution for HorseRacing TV.™ RTN, in which MEC has a one-third interest, was formed to telecast races from MEC's racetracks and other racetracks, via private direct-to-home satellite, to paying subscribers. On August 22, 2003, MEC acquired a 30% interest in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC also owns and operates thoroughbred training centres situated near San Diego, California; in Palm Beach County, Florida; and in the Baltimore, Maryland area. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex,™ a straw-based horse bedding product.

        MEC has commenced development of a horse racetrack and gaming facility near Vienna, Austria. The development includes dirt and turf thoroughbred tracks, a harness track, training facilities, barns and grooms' quarters. Live racing is scheduled to commence in April 2004 with 50 days annually of live racing in a mixed thoroughbred and standardbred meet.

MI Developments Inc.    2003    27

        MEC has also applied for horse racing licenses in certain other jurisdictions, including the Detroit, Michigan area, where MEC has plans to develop a new racetrack, subject to regulatory and other approvals. In addition, MEC is actively seeking a developer or strategic partner for the development of leisure and entertainment or retail-based real estate projects on the under-utilized land surrounding, or adjacent to, certain of its premier racetracks. At the same time, MEC intends to continue to sell its non-core real estate in order to access additional capital to grow and enhance its racing business.

Seasonality

        Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. Because four of MEC's largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie and Golden Gate Fields) run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the second half of the year, with MEC's third quarter generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

Live Race Days

        Live race days are a significant factor in the operating and financial performance of MEC's racing business. Another significant factor is the level of wagering per customer on MEC's racing content on-track, at inter-track simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on MEC's racetrack revenues. Such factors include, but are not limited to: attendance at MEC's racetracks, inter-track simulcast locations and OTB facilities; activity through MEC's XpressBet™ system; the number of races conducted at MEC's racetracks and at racetracks whose signals they import and the average field size per race; MEC's ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

        Set forth below is a list of MEC's total live race days by racetrack for the years ended December 31, 2003, 2002 and 2001 as well as of those live race days during MEC's period of ownership of the racetracks.

	For the year ended December 31, 2003		For the year ended December 31, 2002		For the year ended December 31, 2001
	Total	During MEC Ownership	Total	During MEC Ownership	Total	During MEC Ownership
Largest Racetracks:
Santa Anita Park(1)	86	86	84	84	83	83
Gulfstream Park	89	89	90	90	63	63
Golden Gate Fields	106	106	103	103	103	103
Bay Meadows	105	105	105	105	107	107
Laurel Park	142	142	107	18	110	—
Lone Star Park	103	103	103	15	107	—
Pimlico Race Course	71	71	110	—	109	—

	702	702	702	415	682	356

Other Racetracks:
The Meadows	207	207	210	210	222	170
Thistledown 188	188	187	187	187	187
Remington Park	82	82	105	105	118	118
Flamboro Downs	262	188	257	—	259	—
Portland Meadows	86	86	47	47	80	28
Great Lakes Downs	118	118	118	118	127	127

	943	869	924	667	993	630

Total	1,645	1,571	1,626	1,082	1,675	986

(1)
Excludes The Oak Tree Meet which consisted of 32 days in 2003, 26 days in 2002 and 32 days in 2001.

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MEC Real Estate Properties

        MEC owns a significant real estate portfolio. MEC characterizes this real estate according to the following categories:

As at December 31,	2003	2002
Revenue-producing racing properties	$529,240	$466,443
Under-utilized racing properties	97,201	100,285
Development properties	122,530	71,384
Revenue-producing non-racing properties	80,554	68,507
Properties held for sale	9,345	10,827

	$838,870	$717,446

        Included in MEC's under-utilized racing properties is land adjacent to several of MEC's racetracks, including, Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Laurel Park and Pimlico Race Course, totaling approximately 314 acres. MEC is considering a variety of options with respect to this under-utilized land, including entertainment and retail-based or residential developments that could be undertaken in conjunction with business partners, including MID's Real Estate Business, who could be expected to provide the necessary financing.

        MEC's development properties include approximately 609 acres of land in Ebreichsdorf, Austria, located approximately 20 miles south of Vienna, Austria, on which MEC has almost completed development of a horse racetrack and gaming facility. MEC's other development properties are largely undeveloped and also include: approximately 110 acres of land in Oberwaltersdorf, Austria, also located approximately 20 miles south of Vienna; approximately 800 acres of land in upstate New York; approximately 260 acres of land in Dixon, California, located approximately 20 miles southwest of Sacramento; approximately 435 acres of land in Ocala, Florida; 157 acres of land in Palm Beach County, Florida, adjacent to MEC's Palm Meadows training facility, which is currently in the initial stages of development as a residential community; and approximately 21 acres of land in Aurora, Ontario, adjacent to one of MEC's golf courses, which is currently under development as a residential community.

        MEC's revenue-producing non-racing properties consist of two golf courses that MEC owns and operates, Fontana Sports and Magna Golf Club. Fontana Sports, which opened in 1997, is a semi-private sports facility located in Oberwaltersdorf, Austria that includes an 18-hole golf course, a tennis club, and a clubhouse which contains a dining facility, a pro shop and a fitness facility. The Magna Golf Club, an 18-hole golf course in Aurora, Ontario, adjacent to the headquarters of the Company, MEC and Magna, approximately 30 kilometres north of Toronto, opened in May 2001. The clubhouse was completed in the spring of 2002 and contains a dining facility, a members' lounge, a pro shop and a fitness facility.

        Pursuant to an access arrangement effective as of March 1, 1999, Magna has paid MEC an annual fee of 2.5 million Euros to access the Fontana Sports golf course and related recreational facilities for Magna-sponsored corporate and charitable events, as well as for business development purposes. The access fee relating to Fontana Sports was payable until March 1, 2004. Pursuant to an access agreement effective as of January 1, 2001, Magna has also paid MEC an annual fee of Cdn. $5.0 million to access the Magna Golf Club. The access fee relating to the Magna Golf Club was payable until December 31, 2003. MEC is continuing to explore various means of monetizing or improving the returns from Fontana Sports and the Magna Golf Club. MEC's objective would be to realize at least the net book value of these properties from any sale, however, should MEC be unable to do so, they would consider extending the current access arrangements. To that end there have been recent negotiations with Magna aimed at reaching mutually acceptable terms for the renewal of the access arrangements of these golf courses. The terms of any sale or extension of the access arrangements will determine whether a write-down of the carrying value of these properties is required. The amount of such write-downs, if any, cannot reasonably be estimated until such terms are finalized. Furthermore, there can be no assurance that MEC will be successful in either concluding a sale of each of the golf courses, or entering into agreements to extend the access arrangements for such courses, on acceptable terms. The aggregate carrying value at December 31, 2003 of these golf course assets is approximately $78.4 million.

MI Developments Inc.    2003    29

MEC Actual Results of Operations — For the Year Ended December 31, 2003

Basis of Presentation

        The following discussion is based on MEC's actual results of operations included in MID's consolidated statements of income for the years ending December 31, 2003 and 2002.

Revenues

        Consolidated revenues for MEC in fiscal 2003 were $697.8 million including $678.7 million from racing operations and $19.1 million from real estate and other operations. This compares to consolidated revenues of $540.3 million in fiscal 2002 which included $522.6 million from racing operations and $17.7 million from real estate and other operations. The increase of $156.0 million in MEC's racing operations is primarily attributable to the acquisitions of The Maryland Jockey Club, Lone Star Park at Grand Prairie and Flamboro Downs, which generated additional revenues in 2003 of $95.5 million, $59.7 million and $20.5 million, respectively, partially offset by reduced revenues due to lower average daily attendance and decreased on-track wagering activity at certain of MEC's facilities. Also contributing to the decline was a generally weaker U.S. economy and severe weather experienced in the year, particularly in the northeast region of the U.S. where several of MEC's facilities are located, which resulted in live race day and simulcast signal cancellations.

        In the year ended December 31, 2003, MEC operated its largest racetracks for an additional 287 live race days compared to the prior year. The overall increase in live race days at those racetracks is primarily attributable to MEC's acquisitions of The Maryland Jockey Club and Lone Star Park at Grand Prairie, which were both acquired in the fourth quarter of 2002.

        MEC's other racetracks operated an additional 202 live race days in the year ended December 31, 2003, compared to the prior year, primarily due to the acquisition of Flamboro Downs on April 16, 2003, additional live race days at Portland Meadows as a result of the 2002 live race meet concluding early in order to permit construction of a storm water retention system, partially offset by a decrease in live race days at Remington Park as a result of MEC's desired reduction in race days at that location.

        In 2003, gross wagering revenues from MEC's racing operations increased 24.7% to $561.9 million, compared to $450.7 million in 2002, primarily due to the acquisitions of The Maryland Jockey Club, Lone Star Park at Grand Prairie and Flamboro Downs, partially offset by declines in average daily attendance which resulted in lower volumes of on-track live and import handle and related revenues at certain of MEC's facilities. Non-wagering revenues in 2003 increased 62% to $116.7 million, compared to $71.9 million in 2002, primarily due to MEC's recent acquisitions. As a percentage of gross wagering revenues, non-wagering revenues increased from 15.9% in 2002 to 20.8% in 2003 primarily as a result of commissions earned from the Flamboro Downs slot facility and sponsorship revenues earned at Lone Star Park at Grand Prairie, The Maryland Jockey Club and on the Sunshine Millions™.

        Real estate and other revenues increased 8% to $19.1 million in 2003, primarily as a result of increased revenues from MEC's Magna Golf Club operations due to fees from new members.

30    MI Developments Inc.    2003

Purses, Awards and Other

        Purses, awards and other increased to $336.8 million in 2003 from $276.0 million in 2002, primarily due to the increase in gross wagering revenues for the period. As a percentage of gross wagering revenues, purses, awards and other decreased from 61.2% in 2002 to 59.9% in 2003 primarily due to the mix of wagers made, the states the wagers were made in, the mix of on-track versus off-track wagering and purse subsidies received by The Maryland Jockey Club, which lowered their purse expense.

Operating Costs

        Operating costs increased $70.5 million to $275.1 million in 2003. The increased operating costs included additional operating costs of $68.4 million incurred by MEC's recent acquisitions, The Maryland Jockey Club, Lone Star Park at Grand Prairie and Flamboro Downs, and additional rent expense incurred at MEC's Bay Meadows facility of $2.9 million, partially offset by operating cost reductions at MEC's other racetracks. As a percentage of total revenues, operating costs increased from 37.9% in 2002 to 39.4% in 2003. The increase in operating costs as a percentage of revenues was primarily the result of additional costs incurred by MEC's recent acquisitions and additional rent expense incurred at MEC's Bay Meadows facility.

General and Administrative Expenses

        General and administrative expenses were $69.0 million in 2003, compared to $43.8 million in 2002. As a percentage of total revenues, general and administrative expenses increased from 8.1% in 2002 to 9.9% in 2003. The increased costs included an additional $13.2 million of costs incurred by MEC's recent acquisitions, which were not included in the comparable prior year period, and higher costs of MEC's head office.

Depreciation and Amortization Expense

        Depreciation and amortization increased $9.1 million to $31.9 million in 2003, primarily as a result of MEC's recent acquisitions recording additional depreciation and amortization of $7.7 million, as well as increased depreciation and amortization on recent fixed asset additions.

Interest Expense, Net

        MEC's net interest expense for 2003 increased $14.3 million to $15.1 million in 2003. The higher net interest expense is attributable to the issuance of $150.0 million of convertible subordinated notes in June 2003 and the issuance of $75.0 million of convertible subordinated notes in December 2002, as well as higher levels of long-term debt related to MEC's acquisitions of The Maryland Jockey Club, Lone Star Park at Grand Prairie and Flamboro Downs. In 2003, $7.3 million of interest was capitalized with respect to MEC projects under development, compared to $2.7 million in the comparable prior year period.

Write-down of Long-Lived and Intangible Assets

        MEC's long-lived assets, racing licenses and other intangible assets were tested for impairment upon completion of the annual business planning process. As a result of the assets' carrying value exceeding their fair value at seven of MEC's racetracks, MEC recognized a non-cash impairment charge of $3.9 million related to long-lived assets and a non-cash impairment charge of $130.9 million related to racing licenses and other intangible assets.

        In 2002, MEC recognized a non-cash impairment charge of $14.7 million related to its long-lived assets and a non-cash impairment charge of $2.8 million related to its racing licenses at two racetracks.

Net Loss

        For 2003, MEC's net loss was $62.3 million compared to a net loss of $11.3 million in fiscal 2002. The net loss includes the impact of dilution losses and minority interest as detailed later in the MD&A under the heading — MID CONSOLIDATED; MID Actual Consolidated Results of Operations — For the Year Ended December 31, 2003. The $51.0 million increase in net loss is the result of a $139.8 million increase in operating loss and lower gains from disposal of real estate of $15.1 million, offset partially by dilution losses of $10.7 million in 2002 (2003 — nil), higher income tax recovery of $54.5 million and minority interest of $38.7 million in 2003. The operating loss for 2003 includes $134.9 million of write-down of MEC's long-lived and intangible assets compared to $17.5 million of such write-downs in 2002.

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MEC Statements of Cash Flows

Cash Provided by Operating Activities

        Cash provided by operations before changes in non-cash balances decreased by $15.5 million in fiscal 2003 primarily due to lower net income. In 2003, cash provided by non-cash balances increased to $11.4 million, compared to cash provided by changes in non-cash balances of $8.1 million in 2002, primarily as a result of the collection of a receivable during 2003 from a land sale that was recorded in 2002.

Cash Used in Investing Activities

        Cash used in investing activities in 2003 was $109.3 million, including expenditures of $106.0 million on real estate property and fixed asset additions and $16.5 million on other asset additions, including $4.3 million on MEC's 30% equity investment in AmTote International, Inc., offset by $13.2 million of net proceeds received on the disposal of real estate and fixed assets. Expenditures relating to real estate property and fixed asset additions in 2003 were comprised of $31.9 million for MEC's Austrian racetrack under development, $29.4 million for the construction of MEC's Palm Meadows training centre, maintenance capital improvements of $16.2 million, $4.9 million for the construction of MEC's horse bedding manufacturing facility in North Carolina, $3.7 million for the purchase of land adjacent to the Pimlico Race Course, $2.1 million for improvements at Lone Star Park at Grand Prairie and $17.8 million of expenditures related to other racetrack property enhancements, infrastructure and predevelopment costs on certain of MEC's properties and account wagering and television related activities. Expenditures on other asset additions in 2003 primarily represent MEC's acquisition of the master lease on the Portland Meadows racetrack and an interest in the Portland Meadows real estate for $12.1 million.

Cash Provided by Financing Activities

        Cash provided by financing activities was $101.0 million in 2003. MEC issued $150.0 million of 8.55% convertible subordinated notes in June 2003, which are due June 15, 2010, and received net proceeds of $145.0 million. MEC's revolving credit facility of $49.5 million was repaid early in the year from proceeds on the sale of non-core real estate received late in 2002. One of MEC's subsidiaries had borrowed $6.7 million under an operating facility as at December 31, 2003, resulting in a net use of cash to repay bank indebtedness of $42.8 million. During 2003, MEC made repayments of long-term debt, net of issuances, of $1.4 million.

MID CONSOLIDATED

MID Actual Consolidated Results of Operations — For the Year Ended December 31, 2003

Overview

        The following discussions are related to the consolidated operating results for the Company as it relates to its Real Estate Business and its controlling interest in MEC for the 2003 fiscal period. For a more detailed discussion of the fiscal 2003 actual operating results of the Real Estate Business, please refer to the discussion under the heading — REAL ESTATE BUSINESS; Real Estate Business Actual Results of Operations — For the Year Ended December 31, 2003. For a more detailed discussion of the fiscal 2003 actual operating results of MEC, please refer to the discussion under the heading — MAGNA ENTERTAINMENT CORP.; MEC Actual Results of Operations — For the Year Ended December 31, 2003.

32    MI Developments Inc.    2003

Selected Annual Information

For the years ended and as at December 31	2003	2002	2001
Revenues:
Real Estate Business	$116,180	$86,103	$72,751
MEC	697,786	540,330	478,461

	$813,966	$626,433	$551,212

Net income (loss):
Real Estate Business	$29,972	$21,839	$29,332
MEC	(62,316)	(11,289)	3,876

	$(32,344)	$10,550	$33,208

Assets:
Real Estate Business	$1,302,376	$1,058,434	$797,622
MEC	1,329,766	1,259,572	857,773

	$2,632,142	$2,318,006	$1,655,395

Total debt:
Real Estate Business	$6,931	$6,774	$6,714
MEC	395,703	249,717	85,901

	$402,634	$256,491	$92,615

Basic and diluted loss per share[1]	$(1.03)

1
Loss per share is calculated based on the Company's results from August 30 to December 31, 2003, the period during which the Company's shares were effectively outstanding. See note 5 to consolidated financial statements for details.

Revenues

        Consolidated revenues increased by $187.5 million, or 30%, to $814.0 million for the year ended December 31, 2003. The increase was principally caused by a $155.8 million increase in constant-dollar1 MEC revenues, a $15.6 million increase in constant-dollar revenues for the Real Estate Business, and a $16.1 million increase in U.S dollar revenues due mainly to the strengthening of the average exchange rate of the euro and Canadian dollar in 2003. The movements in the average exchange rates contributed to an increase of $14.5 million to the Real Estate Business revenues and $1.6 million to MEC revenues for fiscal 2003.

Operating Costs and Expenses

        Consolidated operating costs and expenses increased by $314.8 million, or 51%, to $931.0 million for the year ended December 31, 2003. The increase in operating costs and expenses is a result of an increase in MEC constant-dollar operating costs and expenses of $291.3 million, an increase in Real Estate Business constant-dollar operating costs and expenses of $9.2 million and a $14.2 million increase in reported U.S. dollar costs and expenses due to the strengthening of the euro and Canadian dollar against the U.S. dollar.

        The increase in Real Estate Business operating costs and expenses is due to an increase in depreciation associated with the conversion of certain leases from direct financing leases in 2002 to operating leases in 2003, and an increase in general and administrative expenses. These effects were partially offset by a decrease in interest expense in 2003.

(1)
The term "constant-dollar" refers to changes calculated by keeping foreign currencies' exchange rates against the U.S. dollar constant between the periods under comparison.

MI Developments Inc.    2003    33

        The increase in MEC operating costs and expenses was primarily caused by a significant impairment charge related to long-lived assets, racing licenses, and other intangible assets; operating costs from the full-year impact of the acquisitions of Lone Star Park at Grand Prairie, The Maryland Jockey Club and Flamboro Downs; higher purses and awards associated with higher wagering revenues; increases in general and administrative expenses; higher expenses for depreciation and amortization; and higher interest expenses.

Gain (Loss) on Disposal of Real Estate

        In the year ended December 31, 2003, the Company recognized a loss on disposal of real estate of $0.1 million, compared to a gain on disposal of real estate of $15.3 million in the year ended December 31, 2002. The change was caused almost exclusively by the absence of gains on disposal of real estate at MEC in 2003, compared to gains on disposal of $15.2 million recorded by MEC in 2002. MEC intends to continue to sell the balance of its properties held for sale over the next two years in order to provide capital to grow and enhance its core racing operations.

Dilution Loss

        In April 2002, MEC completed a public offering by issuing 23.0 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142.4 million. The Company recognized a loss of $10.7 million from its ownership dilution, from approximately 75% to approximately 59%, arising from the issue. The loss incurred was not deductible for income taxes purposes, as the issue was completed on a primary basis by MEC.

Income Taxes

        In 2003, an income tax recovery of $40.7 million was recorded against a loss before income taxes and minority interest of $117.0 million, while in 2002, income tax expense of $9.6 million was provided against income before income taxes, minority interest and dilution loss of $25.5 million. The $10.7 million dilution loss in 2002 was not tax-effected, as the issuance of MEC's equity was completed on a primary basis. Included in the income tax expense is a future income tax charge of $6.1 million ($2.4 million for the Real Estate Business and $3.7 million for MEC) recorded in the fourth quarter of 2004 as the Company was required to revalue upwards its net future tax liabilities related to its Canadian operations to reflect increases in corporate income tax rates in the Province of Ontario. Excluding the impact of the change in Ontario corporate income tax rates, income tax expense for the Real Estate Business was higher by $1.8 million and income tax recovery for MEC was higher by $58.2 million.

Minority Interest in MEC

        In 2003, the Company recorded a recovery related to the minority interest in MEC of $44.0 million, up from a recovery of $5.3 million in 2002. The change in minority interest expense for the period was caused by two factors: an increase in MEC's net loss before minority interest to $106.3 million in 2003, up from $16.6 million (which includes a dilution loss of $10.7 million) in 2002, and an increase in the average minority interest percentage in MEC from 37.3% in 2002 to 41.4% in 2003 as a result of the equity offering in April 2002.

Net Income

        The Company had a net loss of $32.3 million in 2003, down from net income of $10.6 million in 2002. The change was caused by a $100.4 million increase in MEC's net loss before minority interest and dilution losses in 2003, the effect of which was partially offset by an $8.1 million increase in segment earnings for the Real Estate Business, a $38.7 million increase in minority interest recovery, and a decrease in dilution losses of $10.7 million.

34    MI Developments Inc.    2003

Supplementary Actual Consolidated Quarterly Financial Data (Unaudited)

Year Ended December 31, 2003	March 31	June 30	September 30	December 31	Total
Revenue:
Real Estate Business	$26,558	29,168	$29,485	$30,969	$116,180
MEC	270,115	188,267	104,475	134,929	697,786

	296,673	217,435	133,960	165,898	813,966

Operating income (loss):
Real Estate Business	7,179	8,054	15,362	17,505	48,100
MEC	21,919	369	(25,467)	(161,831)	(165,010)

	29,098	8,423	(10,105)	(144,326)	(116,910)

Net income (loss):
Real Estate Business	4,070	4,641	10,930	10,331	29,972
MEC[1]	7,235	742	(9,556)	(60,737)	(62,316)

	11,305	5,383	1,374	(50,406)	(32,344)

Basic and diluted earnings (loss) per share[2]			$0.02	$(1.05)	$(1.03)

Year Ended December 31, 2002	March 31	June 30	September 30	December 31	Total
Revenue:
Real Estate Business	$19,238	$20,863	$23,021	$22,981	$86,103
MEC	248,162	122,064	63,708	106,396	540,330

	267,400	142,927	86,729	129,377	626,433

Operating income (loss):
Real Estate Business	9,590	10,078	7,953	7,849	35,470
MEC	31,303	76	(16,479)	(40,130)	(25,230)

	40,893	10,154	(8,526)	(32,281)	10,240

Net income (loss):
Real Estate Business	5,990	6,135	4,956	4,758	21,839
MEC[1]	13,913	(10,077)	(5,715)	(9,410)	(11,289)

	$19,903	$(3,942)	$(759)	$(4,652)	$10,550

1
Net income (loss) for MEC is net of minority interest and dilution losses.

2
Earnings (loss) per share are calculated based on the Company's results from August 30 to December 31, 2003, the period during which the Company's shares were effectively outstanding. See note 5 to consolidated financial statements for details.

MI Developments Inc.    2003    35

LIQUIDITY AND CAPITAL RESOURCES

Real Estate Business

        The outstanding long-term debt in the Real Estate Business at December 31, 2003 was $6.9 million related to mortgages on two properties. The Real Estate Business had $30.1 million of cash and cash equivalents at December 31, 2003, with cash net of long-term debt standing at $23.2 million.

        The Real Estate Business generated pro forma funds from operations of $87.3 million in 2003. The Real Estate Business' shareholder equity was $1.24 billion at December 31, 2003.

        Effective September 25, 2003, the Company entered into a $50.0 million credit facility agreement with a Canadian chartered bank. Amounts may be drawn under the facility in either U.S. or Canadian dollars. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business' ratio of funded debt to earnings before interest, taxes, depreciation and amortization. Currently, the Company is subject to the lowest applicable margin available, with drawn amounts incurring interest at LIBOR or bankers' acceptance rates plus 1.25%, or base or prime rate plus 0.25%. The facility is unsecured. The Company currently pays a commitment fee of 0.30% per annum on undrawn amounts. The credit facility contains negative and affirmative financial and operating covenants. At December 31, 2003, the Company was in compliance with all of these covenants. The facility has a term of 364 days and matures on September 24, 2004, at which time it may be converted into a one-year term loan. The amount available under the facility at December 31, 2003 was $50.0 million.

        Management believes that the Real Estate Business could access additional capital based on the fact that the Real Estate Business' real estate portfolio, which had a net book value of $1.23 billion at December 31, 2003, is almost entirely unleveraged. The Real Estate Business believes that its cash resources, funds from operations, and available third-party borrowings will be sufficient to finance its operations and capital expenditure program. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

        The Real Estate Business did not have any significant off-balance sheet financing arrangements during the year ended December 31, 2003.

MEC

        The total of MEC's outstanding long-term debt, note obligations and bank indebtedness was $395.7 million at December 31, 2003. At that date, MEC had cash and cash equivalents of $99.8 million and total shareholders' equity including minority interest of $671.2 million. MEC also had unused and available credit facilities of approximately $31.7 million.

        MEC's $50.0 million credit agreement with respect to its senior, revolving credit facility has been amended and extended to October 8, 2004. The facility is secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park and is guaranteed by certain of MEC's subsidiaries which own and operate Golden Gate Fields, Gulfstream Park and Santa Anita Park and operate Bay Meadows. At December 31, 2003, MEC had no borrowings under this facility, but had issued letters of credit totalling $21.6 million.

        In June 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of MEC Class A Subordinate Voting Stock at a conversion price of $7.05 per share, subject to adjustment under certain circumstances, and mature on June 15, 2010. The notes are redeemable at the principal amount together with accrued and unpaid interest, at MEC's option, under certain conditions on or after June 2, 2006. At December 31, 2003, all of the notes remained outstanding.

        In December 2002, MEC issued $75.0 million of 7.25% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of MEC's Class A Subordinate Voting Stock at a conversion price of $8.50 per share, subject to adjustment under certain circumstances, and mature on December 15, 2009. The notes are redeemable at the principal amount together with accrued and unpaid interest, at MEC's option, under certain conditions on or after December 21, 2005. At December 31, 2003, all of the notes remained outstanding.

36    MI Developments Inc.    2003

        One of MEC's subsidiaries, The Santa Anita Companies, Inc., is party to a secured term loan facility, which bears interest at LIBOR plus 2.2% per annum. MEC has entered into an interest rate swap contract and fixed the rate of interest at 6% per annum to November 30, 2004, the maturity date of the term loan facility. The fair value of this swap contract was an unrealized loss of $1.2 million at December 31, 2003, which has not been recognized on the balance sheet as it represents a hedge of MEC's exposure to variable interest rates under the facility. Any remaining payments or receipts from this swap contract will be recognized as interest expense in 2004. At December 31, 2003, $51.1 million was outstanding under this fully drawn term loan facility. MEC expects to renegotiate and extend this debt arrangement.

        One of MEC's subsidiaries has issued a promissory note denominated in Canadian dollars, secured by two first mortgages and a debenture against Flamboro Downs racetrack and related real estate. At December 31, 2003, the note is valued at $38.1 million and is repayable in annual instalments of $1.9 million with the remaining amount due in June 2007.

        One of MEC's European subsidiaries is party to a euro-denominated term loan facility, secured by a pledge of land and a guarantee by MEC, which bears interest at 4% per annum. At December 31, 2003, $18.9 million was outstanding under this facility, which matures on February 9, 2007.

        Also, two of MEC's subsidiaries, which are part of The Maryland Jockey Club, are party to secured term loan facilities which bear interest at 3.7% and 7% per annum, respectively. Both term loans have interest rate adjustment clauses which reset to the market rate for a U.S. Treasury security of an equivalent term plus 2.6% at set dates prescribed in the agreements. At December 31, 2003, $18.7 million and $4.7 million, respectively, were outstanding under these fully drawn term loan facilities which mature on December 1, 2013 and June 7, 2017, respectively.

        On November 27, 2002, contemporaneous with MEC's acquisition of The Maryland Jockey Club, MEC granted the remaining minority interest shareholders of The Maryland Jockey Club the option to sell such interest to MEC at any time during the first five years after closing of the acquisition. A cash payment of $18.3 million plus interest will be required on exercise of the option. At December 31, 2003, this obligation has been reflected on MEC's balance sheet as long-term debt due after one year.

        As of December 31, 2003, one of MEC's subsidiaries had borrowed $6.7 million under a $10.0 million revolving credit loan facility to fund capital expenditures. The indebtedness under the facility is secured by deeds of trust on land, buildings and improvements and by security interests in all other assets of the subsidiary and certain affiliates of The Maryland Jockey Club. The advances under the facility bear interest at either the U.S. Prime rate or LIBOR plus 2.6%.

        At December 31, 2003, MEC was in compliance with all of its debt agreements and related covenants. MEC's ability to continue to meet these financial covenants may be adversely affected by a deterioration in business conditions or its results of operations, adverse regulatory developments and other events beyond its control. In particular, it is possible that MEC may not be able to meet the financial covenants under its $50.0 million senior, revolving credit facility at the quarterly reporting dates during the remaining term of the facility, which expires on October 8, 2004, unless extended with the consent of both parties. If MEC fails to comply with these financial covenants, and the bank is unwilling to waive such a covenant breach, it will result in the occurrence of an event of default under the facility, in which case the bank may terminate the facility, demand repayment of all amounts borrowed by MEC and require adequate security or collateral for all outstanding letters of credit under the facility. At December 31, 2003, MEC had no borrowings and had issued letters of credit totalling $21.6 million under the facility.

        MEC's management believes that its current cash resources, cash flow from its racing and real estate operations, including proceeds from the anticipated sales of non-core real estate and other assets, the extension of credit and loan facilities and borrowings under MEC's credit facilities described above will be sufficient to finance its operations and its capital expenditure program during the next year. However, in order to fully implement its strategic plan and capitalize on future growth opportunities, MEC will be required to seek additional debt, equity and/or other financing through public or private sources. If such additional financing is not available to MEC as needed or on terms acceptable to MEC, MEC may not be able to fully implement its strategic plan.

MI Developments Inc.    2003    37

        MEC's off-balance sheet financing arrangements are limited to operating lease contracts as detailed later in this MD&A under the heading COMMITMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENCIES –Contractual Obligations.

OUTSTANDING SHARES

        As at the date of this MD&A, the Company had 47,582,083 Class A Subordinate Voting Shares and 548,238 Class B shares outstanding. For further details, refer to note 17 to the Company's consolidated financial statements.

DIVIDENDS

        Following the spin-off from Magna, no dividends were paid in 2003 on the Company's Class A Subordinate Voting Shares or Class B Shares.

        Subsequent to December 31, 2003, the Board of Directors of the Company declared a dividend of $0.09 per Class A Subordinate Voting Share and Class B Share in respect of the three month period ended December 31, 2003.

CRITICAL ACCOUNTING POLICIES

Overview

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates under different assumptions or conditions.

        The Company's significant accounting policies are included in Note 1 to the consolidated financial statements presented in this annual report. Management believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

Real Estate Business

Long-lived assets

        The Real Estate Business' most significant asset is its net investment in real estate properties. Properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate. Cost represents acquisition and development costs, capitalized interest, and indirect costs wholly attributable to development. Management tests properties and other long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If testing indicates that the carrying amount of an asset is not recoverable, an impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value. Impairment losses could have a material impact on the Real Estate Business' results of operations and financial position.

        For properties and fixed assets not available for sale, the Real Estate Business periodically assesses whether there are indicators of impairment. If such indicators are present, the Real Estate Business completes a net recoverable amount analysis for the property by determining whether the carrying value of the property can be recovered through undiscounted future cash flows. If the sum of expected future cash flows, undiscounted and without interest charges is less than net book value, the excess of the net book value over the estimated fair value, based on discounted cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

38    MI Developments Inc.    2003

        When properties are identified by the Real Estate Business as available for sale, the carrying amount is reduced, if necessary, to the estimated fair value less costs of disposal. Fair value is determined based upon discounted cash flows of the assets, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

        For real estate properties, depreciation is provided on a straight-line basis over estimated useful lives as follows: buildings over 20 to 40 years and parking lots and roadways over 10 years. Changes in the estimated useful lives of real estate properties could have a material effect on the Company's results of operations.

        Accounting estimates related to long-lived assets are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding cash flows and business operations.

Lease Accounting and Revenue Recognition

        The leases with Magna (the "Leases") are triple-net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties (including property taxes, insurance, utilities and routine repairs and maintenance). Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

        Substantially all the Leases provide for either scheduled rent increases or periodic rent increases based on a local price index. Where periodic rent increases depend on a local price index, such rent increases are accounted for as contingent rentals and recognized in income in the applicable future years.

        Where the Company has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Rental revenues under operating leases are recognized on a straight-line basis, whereby the scheduled lease payments are recognized in income over the term of the respective lease. The amount by which the straight-line rental revenue exceeds rents collected in accordance with the lease agreements is included in deferred rent receivable.

        Where substantially all the benefits and risks of ownership of its rental properties have been transferred to tenants, the Company's leases are accounted for as direct financing leases. For properties under direct financing leases, the Company determines an implicit interest rate based on the cost of the subject property (or net book value where appropriate), the minimum lease payments and estimated residual value, and records finance income based on applying this implicit interest rate to the investment in the direct financing lease.

        For leases involving land and buildings, if the fair value of the land exceeds 25% of the consolidated fair value of the land and building at the inception of the lease, the Company evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the land lease is typically accounted for as an operating lease; the building could be either an operating lease or direct financing lease, as appropriate.

        Residual values are the estimated fair market values of the properties at the end of the lease term. The initial net investment in direct financing leases includes the present value of the estimated residual value, which amount is implicitly accreted to the estimated residual value over the lease term. Management utilizes third party publications and its own historical experience to determine the estimated fair market values of the properties at the end of the lease term. Management reviews these estimates to evaluate whether they will be recoverable at the end of the lease term. Declines in residual values for direct financing leases are recognized as an immediate charge to income.

        The Real Estate Business' revenue recognition depends on estimates made by management. If these estimates are inaccurate, there is risk that revenues and income for a period may be overstated or understated.

MI Developments Inc.    2003    39

MEC

Impairment of Intangible and Long-Lived Assets

        MEC's most significant intangible assets are racing licenses, which represent the value attributed to licenses to conduct race meets acquired through its acquisition of racetracks. Intangible assets are evaluated for impairment on an annual basis or when impairment indicators are present. An impairment write-down to fair value would occur if discounted cash flows from operations net of the fair value of the long-lived assets were less than the carrying amount of the racing license.

        MEC's long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If such indicators are present, MEC assesses the recoverability of the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flow, undiscounted, and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on using discounted future cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

        Accounting estimates related to intangibles and long-lived asset impairment assessements are "critical accounting estimates" because they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding cash flows and business operations. Any resulting impairment loss could have a material impact on MEC's results of operations and financial position.

Stock-Based Compensation

        The Canadian Institute of Chartered Accountants ("CICA") provides companies an alternative to accounting for stock-based compensation in CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" ("CICA 3870"). For fiscal 2003, the pronouncement encourages, but does not require, companies to recognize an expense for stock-based awards based on their fair value at date of grant. CICA 3870 allows companies to continue to follow the intrinsic method, which does not give rise to an expense, provided that pro-forma disclosures are made of what net income (loss) and earnings (loss) per share would have been had the fair value method been used. MEC accounts for stock-based compensation under the intrinsic method and provides pro-forma disclosure as required by CICA 3870. In 2004, the newly amended CICA 3870 will require the use of the fair-value method of accounting for stock-based compensation. See "New Accounting Pronouncements and Developments" below.

Contingencies/Litigation

        In the ordinary course of business, MEC may be contingently liable for litigation and claims with customers, suppliers and former employees. MEC's management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on MEC's financial position.

Real Estate Business and MEC

Future Income Tax Assets

        At December 31, 2003, MEC had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences. MEC evaluates quarterly the realizability of its future tax assets by assessing its valuation allowance and by adjusting the allowance as necessary. The assessment considers forecasts of future taxable income and tax planning strategies that could be implemented to realize the future tax assets. Should operations not yield future taxable income or if tax planning strategies could not be implemented, there could be a material impact on MEC's consolidated tax expense or recovery and on the amount of future tax assets reported on its balance sheet.

40    MI Developments Inc.    2003

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Standards Adopted in 2003

Disposal of Long-Lived Assets and Discontinued Operations

        In December 2002, the CICA amended Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("CICA 3475"). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

Disclosure of Guarantees

        In February 2003, the CICA issued Accounting Guideline, "Disclosure of Guarantees" (AcG-14). This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. Although the disclosure requirements of this guideline have been largely harmonized with similar guidance from the Financial Accounting Standards Board ("FASB") in the U.S., unlike the U.S. standard, this guideline does not require the fair value recognition of guarantees on the balance sheet. This guideline came into effect for the Company's first quarter of 2003.

Standards to be Adopted in 2004

Financial Instruments

        In January 2004, the CICA amended Handbook Section 3860, "Financial Instruments — Disclosure and Presentation" ("CICA 3860"). CICA 3860 was amended to provide guidance for classifying certain financial instruments that embody obligations that may be settled by the issuance of the issuer's equity shares as debt when the instrument that embodies the obligations does not establish an ownership relationship. These new requirements are to be applied to fiscal years beginning on or after November 1, 2004.

Stock-Based Compensation

        In November 2003, the CICA amended Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. The Company plans to adopt these requirements in the quarter ended March 31, 2004, with application made on a retroactive basis. In 2003, the Company has continued to disclose the effect of stock-based compensation on a pro forma basis, as permitted under Section 3870.

Generally Accepted Accounting Principles

        In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles" ("CICA 1100"), which is effective for fiscal years beginning on or after October 1, 2003. CICA 1100 establishes standards for financial reporting in accordance with GAAP. It clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP. The new standard eliminates "industry practice" as a possible source to consult. The Company will apply this new standard from January 1, 2004, and may make changes to its financial statement presentation as a result.

Consolidation of Variable Interest Entities

        In June 2003, the CICA approved an Accounting Guideline, "Consolidation of Variable Interest Entities" (AcG-15). AcG-15 provides guidance on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004.

Asset Retirement Obligations

        In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations" ("CICA 3110"). CICA 3110 establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. CICA 3110 is to be applied to fiscal years beginning on or after January 1, 2004.

MI Developments Inc.    2003    41

Hedging Relationships

        In November 2002 and June 2003, the CICA approved proposed amendments to Accounting Guideline AcG-13, "Hedging Relationships" ("AcG-13"). AcG-13 provides guidance on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, and for the discontinuance of hedge accounting. The amendments clarified certain of the requirements in AcG-13 and provided additional application guidance. AcG-13 is to be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003.

        Although the Company does not expect any of the above pronouncements to have a material effect on its reported results of operation or financial position, it is still reviewing the pronouncements and their ultimate impact on the Company's consolidated financial statements has not yet been determined.

COMMITMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Commitments

        MEC has letters of credit issued with various financial institutions of $26.9 million. These letters of credit are secured by cash deposits of MEC or use of its senior revolving credit facility.

        MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licenses and permits at certain racetracks and to guarantee various construction projects related to activity of its subsidiaries. As of December 31, 2003, these indemnities amounted to $8.8 million with expiration dates through 2004.

        In connection with its acquisition of a controlling interest in The Maryland Jockey Club, Maryland Racing, Inc. ("MRI"), a wholly-owned subsidiary of MEC, agreed with the Maryland Racing Commission to spend a minimum of $5.0 million by August 31, 2003, an additional $5.0 million by December 31, 2003, and an additional $5.0 million by June 30, 2004 on capital expenditures and renovations at Pimlico Race Course, Laurel Park, Bowie Training Center and their related facilities and operations. As a result of delays in permitting of several projects related to this commitment, only $4.5 million had been spent by December 31, 2003. In addition, MEC has deposited $5.5 million in an escrow account to be applied against future capital expenditures and renovations.

Contractual Obligations

        The Company has made commitments for future payment of long-term debt including capital lease obligations, obligations under operating and facility leases and construction commitments. At December 31, 2003, these contractual obligations were as follows:

	2004	2005	2006	2007	2008	Thereafter	Total
Real Estate Business:
Long-term debt principal	$570	$292	$316	$342	$370	$5,041	$6,931

	570	292	316	342	370	5,041	6,931

MEC:
Long-term debt principal	58,048	11,662	21,674	52,845	1,760	34,085	180,074
Operating and facility leases	7,029	2,121	1,312	427	423	1,780	13,092
Construction and development
project commitments	30,400	—	—	—	—	—	30,400

	95,477	13,783	22,986	53,272	2,183	35,865	223,566

Consolidated	$96,047	$14,075	$23,302	$53,614	$2,553	$40,906	$230,497

42    MI Developments Inc.    2003

Contingencies

        In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

        Although MEC is still considering a major redevelopment of its Gulfstream Park racetrack in Florida (the "Gulfstream Park Redevelopment"), it has deferred a decision on the project at the present time. Should it proceed as currently contemplated, the Gulfstream Park Redevelopment would include a simulcast pavilion, a sports and entertainment arena and a new turf club and grandstand. In addition, there would be significant modifications and enhancements to the racetracks and stable areas. If completed, the Gulfstream Park Redevelopment would require the demolition of a substantial portion of the current buildings and related structures, which include the grandstand and turf club. The aggregate carrying value at December 31, 2003 of the assets that would be demolished if the Gulfstream Park Redevelopment is completed is approximately $21.1 million. If MEC decides to proceed with the Gulfstream Park Redevelopment and obtains the approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down of assets would be necessary. If MEC proceeds, the project would be scheduled to minimize any interference with Gulfstream Park's racing season, however, with a project of this magnitude, there will likely be a temporary disruption of MEC's operations during a racing season and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated at Gulfstream Park during that season.

        MEC is also considering a redevelopment of the entire stable area and racetrack surfaces at Laurel Park (the "Laurel Park Redevelopment"). In the event this development were to proceed as currently contemplated, the Laurel Park Redevelopment would include the construction of new barns, dormitories and grooms' quarters, along with the development of new dirt and turf tracks. The aggregate carrying value at December 31, 2003 of the assets that would be demolished if the Laurel Park Redevelopment is completed is approximately $4.0 million. If MEC decides to proceed with the Laurel Park Redevelopment and obtains the approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down of assets would be necessary. If MEC proceeds, the project would be scheduled to minimize any interference with Laurel Park's racing season, however, with a project of this magnitude, there will likely be a temporary disruption of MEC's operations during a racing season and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated at Laurel Park during that season.

        MEC's Bay Meadows lease expires on December 31, 2004. Although MEC intends to seek an extension beyond the end of 2004, as it has done successfully in each of the past two years, MEC is exploring alternative venues, including vacant land that has been purchased in Dixon, California for future development. This project, which is still in the early stages of planning, is subject to regulatory and other approvals. At this time, MEC is uncertain as to the likelihood of renewing the Bay Meadows lease beyond December 31, 2004 or the terms upon which such renewal may be achieved. If this lease is not renewed on comparable terms or at all, or an alternative venue is not arranged, MEC's operating results would be materially adversely affected.

        The revenue sharing and operations agreement between The Maryland Jockey Club and the owner of Rosecroft Raceway which was to expire on March 31, 2004 has been agreed to be extended for an additional 30 days under existing terms and conditions. If this agreement is not further renewed on comparable terms, there may be a material decline in the revenues of The Maryland Jockey Club that could materially adversely affect MEC's operating results. At this time, MEC is uncertain as to the likelihood of a renewal of this agreement on comparable terms.

MI Developments Inc.    2003    43

        In December 2003, MEC entered into an agreement to sell the real property and buildings of MI Racing Inc. ("Great Lakes Downs") for approximately $4.2 million, which represents the net book value of these assets. The closing of the sale is subject to a number of outstanding conditions including regulatory approval and a leaseback arrangement. In January 2004, the Company formally requested the transfer of the racetrack license to the purchaser. Following the successful transfer of the racetrack license, the Company will enter into a lease arrangement pursuant to which the Company will continue as the facility operator.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

        The Company's primary exposure to market risk is with respect to investments made in currencies other than the U.S. dollar. Fluctuations in the U.S. dollar's value relative to other currencies (in particular, the euro and the Canadian dollar) will result in fluctuations in the reported U.S. dollar value of assets, liabilities, shareholder's equity, net income, and cash flow. The Company has generally not entered into derivative financial arrangements for currency hedging purposes, and has not and will not enter into such arrangements for speculative purposes.

Credit Risk

        Substantially all of the Real Estate Business' accounts receivable are due from the Magna Group. Magna has an investment-grade credit rating from Standard and Poor's and Dominion Bond Rating Service, which mitigates the Company's credit concentration risk.

        Cash and cash equivalents, which consist of short-term investments including commercial paper, are only invested in governments and corporations with an investment grade credit rating. Limiting the amount that is invested in any one government or corporation further reduces credit risk.

        MEC, in the normal course of business, settles wagers for other racetracks and is thereby exposed to credit risk. These receivables are generally not a significant portion of the Company's total assets and are comprised of a large number of accounts.

Interest Rate Risk

        MEC, and to a lesser degree the Real Estate Business, is exposed to interest rate risk. Interest rates are sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond the Company's control. Based on interest rates at December 31, 2003 and current credit facilities, a 1% per annum increase or decrease in interest rates on variable-rate borrowings would not materially affect the Company's future earnings or cash flows. Based on borrowing rates currently available to MEC, the carrying amount of its debt approximates its fair value.

        In order to mitigate a portion of the interest rate risk associated with its variable rate debt, MEC has entered into an interest rate swap contract. Under the terms of this contract, MEC receives a LIBOR-based variable interest rate and pays a fixed rate of 6% on a notional amount of $51.1 million as at December 31, 2003. The maturity date of this swap contract is November 30, 2004.

RELATED PARTY TRANSACTIONS

        Please refer to note 21 to the consolidated financial statements in this annual report.

44    MI Developments Inc.    2003

FORWARD-LOOKING STATEMENTS

        The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good-faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control. These risks and uncertainties include, but are not limited to: global economic conditions; the state of the global automobile industry; the competitive nature of the auto parts industry and its dependence on outsourcing; the financial and operating health of Magna International Inc. and its majority-owned subsidiaries; increased crude oil and energy prices; MID's relationships with its controlling shareholder and with related parties; the potential for non-renewal of expiring leases; potential limitations on MID's ability to renew leases at market rates; foreign currency exchange rates; risks and uncertainties affecting property development, including construction delays, cost overruns, and obtaining necessary permits and financing; losses in excess of tenant insurance coverage; not being able to dispose of assets for sale on advantageous terms; changes to legal and regulatory conditions; the effects of terrorism or war; and risks and uncertainties related to MID's investment in MEC, including expectations as to operational improvements; expectations as to cost savings, revenue growth, and earnings; estimates of costs related to environmental remediation and restoration; proposed new racetracks or other developments, products, and services; expectations that the resolution of contingent liabilities will not have a material adverse affect on MEC's consolidated financial position, operating results, business prospects or liquidity; and other factors set out in MID's Prospectus filed with the Canadian Securities Commissions and the Securities Exchange Commission. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

        March 9, 2004

MI Developments Inc.    2003    45

Management's Responsibility for Financial Reporting

        MI Developments Inc.'s management is responsible for the preparation and presentation of the consolidated financial statements and all the information in this Annual Report. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles.

        Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee, audited by the independent auditors and approved by the Board of Directors of the Company.

        Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

        The Company's Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside independent directors. The Committee meets periodically with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

        The consolidated financial statements have been audited by Ernst & Young, LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards on behalf of the shareholders. The Auditors' Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The independent auditors have full and unrestricted access to the Audit Committee.

Brian V. Tobin Chief Executive Officer	John D. Simonetti Vice-President, Finance and Chief Financial Officer
Toronto, Canada March 5, 2004

46    MI Developments Inc.    2003

Auditor's Report

To the Shareholders of MI Developments Inc.

        We have audited the consolidated balance sheets of MI Developments Inc. as at December 31, 2003 and 2002 and the consolidated statements of income (loss), changes in retained deficit and Magna International Inc.'s ("Magna's") net investment and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of MI Developments Inc. as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada,
March 5, 2004

MI Developments Inc.    2003    47

Consolidated Statements of Income (Loss)

        (U.S. dollars in thousands, except per share figures)

		Consolidated			Real Estate Business			Magna Entertainment Corp.
Years ended December 31,
	Note	2003	2002	2001	2003	2002	2001	2003	2002	2001
Revenues	21	$116,180	$49,766	$42,056	$116,180	$49,766	$42,056	$—	$—	$—
Income from direct financing leases	9, 21	—	36,337	30,695	—	36,337	30,695	—	—	—
Racing, real estate and other	21	697,786	540,330	478,461	—	—	—	697,786	540,330	478,461

		813,966	626,433	551,212	116,180	86,103	72,751	697,786	540,330	478,461

Operating costs and expenses
Purses, awards and other		336,770	276,019	243,389	—	—	—	336,770	276,019	243,389
Operating costs		275,114	204,650	171,590	—	—	—	275,114	204,650	171,590
General and administrative		79,975	50,365	38,879	10,962	6,577	6,657	69,013	43,788	32,222
Depreciation and amortization		63,983	34,028	36,735	32,086	11,194	10,541	31,897	22,834	26,194
Interest expense, net		40,178	33,638	27,890	25,032	32,862	25,208	15,146	776	2,682
Write-down of MEC's long-lived and intangible assets	3	134,856	17,493	—	—	—	—	134,856	17,493	—

Operating income (loss)		(116,910)	10,240	32,729	48,100	35,470	30,345	(165,010)	(25,230)	2,384
Gains (losses) on disposal of real estate		(83)	15,299	28,519	(114)	128	8,090	31	15,171	20,429
Dilution losses	4	—	(10,712)	(6,923)	—	—	—	—	(10,712)	(6,923)

Income (loss) before income taxes and minority interest		(116,993)	14,827	54,325	47,986	35,598	38,435	(164,979)	(20,771)	15,890
Income taxes (recovery)	12	(40,692)	9,557	18,452	18,014	13,759	9,103	(58,706)	(4,202)	9,349
Minority interest		(43,957)	(5,280)	2,665	—	—	—	(43,957)	(5,280)	2,665

Net income (loss)		$(32,344)	$10,550	$33,208	$29,972	$21,839	$29,332	$(62,316)	$(11,289)	$3,876

Basic and diluted earnings per Class A Subordinate Voting or Class B Share	5	$(1.03)

Basic and diluted average number of shares outstanding (in thousands)	5	48,130

See accompanying notes

48    MI Developments Inc.    2003

Consolidated Statements of Changes in Deficit and Magna's Net Investment

        (U.S. dollars in thousands)

Years ended December 31,	2003	2002	2001
Magna's net investment, beginning of year	$1,432,225	$1,171,080	$1,184,605
Net income[1]	17,144	10,550	33,208
Net contribution by (distribution to) Magna[1]	(1,440,640)	229,465	(40,769)
Charge to net investment related to lease amendments[1]	(5,494)	—	—
Change in currency translation adjustment(1)	(3,235)	21,130	(5,964)

Deficit and Magna's net investment, end of year and as at August 29, 2003	$—	$1,432,225	$1,171,080

Net loss, August 30, 2003 to December 31, 2003	$(49,488)

Deficit, end of year	$(49,488)

(1)
Amounts for fiscal 2003 are up to August 29, 2003, the date of the Company's spin-off from Magna.

See accompanying notes

MI Developments Inc.    2003    49

Consolidated Statements of Cash Flows

        (U.S. dollars in thousands)

		Consolidated			Real Estate Business			Magna Entertainment Corp.
Years ended December 31,
	Note	2003	2002	2001	2003	2002	2001	2003	2002	2001
OPERATING ACTIVITIES
Net income (loss)		$(32,344)	$10,550	$33,208	$29,972	$21,839	$29,332	$(62,316)	$(11,289)	$3,876
Items not involving current cash flows	6	99,668	39,630	18,268	37,370	12,825	(3,080)	62,298	26,805	21,348
Changes in non-cash balances	6	19,996	(22,242)	26,247	6,318	(30,304)	26,033	13,678	8,062	214

Cash provided by operating activities		87,320	27,938	77,723	73,660	4,360	52,285	13,660	23,578	25,438

INVESTING ACTIVITIES
Property and fixed assets additions		(215,705)	(267,250)	(87,037)	(109,747)	(160,085)	(48,175)	(105,958)	(107,165)	(38,862)
Repayment of direct financing leases, net of finance income		—	1,017	827	—	1,017	827	—	—	—
Acquisition of businesses		—	(146,304)	(23,951)	—	—	—	—	(146,304)	(23,951)
Other assets additions		(16,867)	(23,148)	(1,017)	(318)	—	—	(16,549)	(23,148)	(1,017)
Proceeds on disposal of real estate		15,145	11,887	44,039	1,897	377	—	13,248	11,510	44,039
Intercompany real estate sales		—	—	—	—	(19,992)	(12,436)	—	19,992	12,436
Proceeds on real estate sold to Magna		—	22,371	12,354	—	—	12,354	—	22,371	—

Cash used in investing activities		(217,427)	(401,427)	(54,785)	(108,168)	(178,683)	(47,430)	(109,259)	(222,744)	(7,355)

50    MI Developments Inc.    2003

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness		(43,690)	44,345	(2,153)	(911)	(5,130)	5,456	(42,779)	49,475	(7,609)
Issuance of long-term debt		45,255	6,353	33,818	29,145	5,447	18,818	16,110	906	15,000
Repayment of long-term debt		(47,123)	(15,846)	(31,505)	(29,610)	(18)	(13,479)	(17,513)	(15,828)	(18,026)
Issuance of note obligations	14	145,000	72,200	—	—	—	—	145,000	72,200	—
Minority investment in subsidiary		173	142,422	476	—	—	—	173	142,422	476
Net contribution by (distribution to) Magna		55,363	176,465	(22,499)	55,363	176,465	(22,499)	—	—	—

Cash provided by (used in) financing activities		154,978	425,939	(21,863)	53,987	176,764	(11,704)	100,991	249,175	(10,159)

Effect of exchange rate changes on cash and cash equivalents		10,133	(1,735)	2,108	3,399	(195)	2,796	6,734	(1,540)	(688)

Net increase (decrease) in cash and cash equivalents during the year		35,004	50,715	3,183	22,878	2,246	(4,053)	12,126	48,469	7,236
Cash and cash equivalents, beginning of year		94,890	44,175	40,992	7,209	4,963	9,016	87,681	39,212	31,976

Cash and cash equivalents, end of year		$129,894	$94,890	$44,175	$30,087	$7,209	$4,963	$99,807	$87,681	$39,212

See accompanying notes

MI Developments Inc.    2003    51

Consolidated Balance Sheets

        (U.S. dollars in thousands)

		Consolidated		Real Estate Business		Magna Entertainment Corp.
As at December 31,
	Note	2003	2002	2003	2002	2003	2002
ASSETS
Real estate properties, net	8	$2,066,382	$1,345,000	$1,227,512	$627,554	$838,870	$717,446
Direct financing leases	9	—	387,024	—	387,024	—	—
Other assets	10	256,327	332,472	323	—	256,004	332,472
Fixed assets, net	11	31,562	34,890	208	206	31,354	34,684
Cash and cash equivalents		129,894	94,890	30,087	7,209	99,807	87,681
Restricted cash		24,738	18,692	—	—	24,738	18,692
Accounts receivable		51,223	58,419	17,008	12,281	34,215	46,138
Deferred rent receivable		13,930	10,201	13,930	10,201	—	—
Prepaid expenses and other		13,457	8,102	518	8	12,939	8,094
Income taxes receivable		1,809	2,262	—	—	1,809	2,262
Future tax assets	12	42,820	26,054	12,790	13,951	30,030	12,103

		$2,632,142	$2,318,006	$1,302,376	$1,058,434	$1,329,766	$1,259,572

LIABILITIES AND SHAREHOLDERS' EQUITY AND MAGNA'S NET INVESTMENT
Liabilities
Long-term debt	13	$187,005	$138,785	$6,931	$5,935	$180,074	$132,850
Note obligations	14	208,933	67,392	—	—	208,933	67,392
Bank indebtedness	15	6,696	50,314	—	839	6,696	49,475
Accounts payable and accrued liabilities		128,481	122,405	18,487	15,784	109,994	106,621
Deferred revenue		19,335	12,422	—	—	19,335	12,422
Income taxes payable		2,571	905	2,571	905	—	—
Future tax liabilities	12	164,275	193,846	30,790	29,767	133,485	164,079
Minority interest		282,752	299,712	—	—	282,752	299,712

		1,000,048	885,781	58,779	53,230	941,269	832,551

Shareholders' equity and Magna's net investment
Class A Subordinate Voting Shares	17	1,552,901	—
Class B Shares	17	17,893	—
Deficit		(49,488)	—
Currency translation adjustment		110,788	—
Magna's net investment		—	1,432,225

		1,632,094	1,432,225	1,243,597	1,005,204	388,497	427,021

		$2,632,142	$2,318,006	$1,302,376	$1,058,434	$1,329,766	$1,259,572

Commitments and contingencies (notes 13 and 22)

On behalf of the Board:	/s/ Director	/s/ Director

See accompanying notes

52    MI Developments Inc.    2003

Notes to Consolidated Financial Statements

        (All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise specified)

1.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles ("Canadian GAAP"), which are also in conformity, in all material respects, with United States generally accepted accounting principles ("U.S. GAAP"), except as described in note 23 to the consolidated financial statements.

        The consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively "MID" or the "Company").

        On August 19, 2003, the shareholders of Magna International Inc. ("Magna") approved spin-off transactions to list the Company as an independent company, publicly traded on the New York Stock Exchange and Toronto Stock Exchange. Prior to the spin-off, Magna's net equity investment in MID was recapitalized into 47,582,083 Class A Subordinate Voting Shares and 548,238 Class B Shares of the Company. These shares were distributed on September 2, 2003 to Magna's shareholders of record as of the close of business on August 29, 2003. On August 18, 2003, the Company filed a final prospectus with applicable regulatory authorities in Canada, and an amended registration statement in the United States, to qualify the Class A Subordinate Voting Shares of the Company for public trading in Canada and the United States and to qualify the Class B Shares of the Company for public trading in Canada.

        The Company holds an investment in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track, and account wagering markets. The Company owns approximately 59% of MEC's total equity, representing approximately 96% of the total voting power of its outstanding stock. MEC's results are consolidated with the Company's results, with outside ownership accounted for as a minority interest.

        The consolidated financial statements for the periods prior to the spin-off from Magna present the historic consolidated financial position, results of operations and cash flows of the Company on a carve-out basis from Magna. All assets and liabilities recorded in the consolidated financial statements for the periods prior to the spin-off are at Magna's historic book values and have been included from the date they were acquired by Magna. These consolidated financial statements present the financial position, results of operations, changes in Magna's net investment and cash flows of the Company as if it had operated as a stand-alone entity subject to Magna's control.

        The consolidated statements of income (loss) include rental revenue and finance income earned by the Company on leases with Magna and its subsidiaries, which represent a combination of operating and direct financing leases, from their effective dates. Certain of the expenses presented in the consolidated statements of income (loss) represent intercompany allocations and management's estimates of the cost of services provided by Magna. These allocations and estimates are considered by management to be the best available approximation of the expenses that the Company would have incurred had it operated on a stand-alone basis over the periods presented.

        Interest expense for the periods prior to the spin-off, as presented in the consolidated statements of income (loss), includes interest on external debt and amounts due to Magna (included in Magna's net investment) during those periods. Magna's net investment at the date of spin-off and at the end of the prior periods, which includes both debt and equity components, comprises the accumulated earnings of the Company, contributions by, less distributions to, Magna, and the currency translation adjustment up to such dates.

        Income taxes for the Company for the periods prior to the spin-off have been recorded at statutory rates based on income before income taxes as reported in the consolidated statements of income (loss) as though the Company was a separate tax paying entity. Income taxes payable in respect of historically separate tax paying legal entities have been presented as a liability in the consolidated balance sheet as at December 31, 2003. Income taxes payable in respect of other components which were not historically separate tax paying legal entities have been included in Magna's net investment for the periods prior to the spin-off. Future income taxes have been presented in the consolidated balance sheets for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities.

MI Developments Inc.    2003    53

        As a result of the basis of presentation described above, the consolidated statements of income (loss) may not necessarily be indicative of the revenues and expenses that would have resulted had the Company operated as a stand-alone entity during the periods prior to the spin-off.

        The consolidated statements of income (loss) include the financial results for all properties except for properties acquired during the three-year period ended December 31, 2003 for which financial results are included from the respective dates of acquisition. With respect to the Eurostar assembly facility described in note 7(b), the consolidated statements of income (loss) only include lease income commencing July 11, 2002, the date of acquisition of this property by Magna. The consolidated statements of income (loss) include lease income commencing January 1, 2003 with respect to the Donnelly real estate acquired effective October 1, 2002 and described in note 7(b).

        The Company's subsidiaries are included in these consolidated financial statements using the purchase method of accounting from the date they were acquired by Magna or MEC. All significant intercompany balances and transactions have been eliminated.

        Financial data and related measurements are presented in the following categories, which correspond to the Company's reporting segments as described in note 20 to the consolidated financial statements:

        Real Estate Business — The Real Estate Business owns income-producing real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

        MEC — MEC is North America's largest operator of horse racetracks, based on revenue. The Company has a 59% equity stake in MEC and exercises control over 96% of the votes attached to MEC's outstanding stock.

        The effects of transactions between the above-mentioned segments have been eliminated.

        We have reclassified certain prior year's amounts to conform to this year's presentation.

Lease Accounting and Revenue Recognition

Real Estate Business

        The leases with Magna (the "Leases") are triple net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties (including property taxes, insurance, utilities and routine repairs and maintenance). Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

        Substantially all the Leases provide for either scheduled fixed rent increases or periodic rent increases based on a local price index. Where periodic rent increases depend on a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years.

        Where the Company has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Rental revenues under operating leases are recognized on a straight-line basis, whereby the scheduled fixed lease payments are recognized in income over the term of the respective lease. The amount by which the straight-line rental revenue exceeds rents collected in accordance with the lease agreements is included in deferred rent receivable.

        Where substantially all the benefits and risks of ownership of its rental properties have been transferred to tenants, the Company's leases are accounted for as direct financing leases. For properties under direct financing leases, the Company determines an implicit interest rate based on the cost of the subject property (or net book value where appropriate), the minimum lease payments and estimated residual value, and records finance income based on applying this implicit interest rate to the investment in the direct financing lease.

54    MI Developments Inc.    2003

        For leases involving land and buildings, if the fair value of the land exceeds 25% of the consolidated fair value of the land and building at the inception of the lease, the Company evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the land lease is typically accounted for as an operating lease; the building could be either an operating lease or direct financing lease, as appropriate.

        Residual values are the estimated fair market values of the properties at the end of the lease term. The initial net investment in direct financing leases includes the present value of the estimated residual value, which amount is implicitly accreted to the estimated residual value over the lease term. Management utilizes third party publications and its own historical experience to determine the estimated fair market values of the properties at the end of the lease term. Management reviews these estimates to evaluate whether they will be recoverable at the end of the lease term. Declines in residual values for direct financing leases are recognized as an immediate charge to income.

MEC

Racetrack Revenues

        MEC records operating revenues associated with horse racing on a daily basis, except for season admissions which are recorded ratably over the racing season. Wagering revenues are recognized gross of purses, stakes and awards and pari-mutuel wagering taxes. The costs relating to these amounts are shown as "Purses, awards and other" in the accompanying consolidated statements of income (loss). Deferred revenues associated with racetrack operations consist primarily of prepaid box seats, admission tickets and parking, which are recognized ratably over the period of the related race meet.

Other Revenues

        Revenues from the sale of MEC's residential development inventory are recognized in two phases. First, revenue related to sale of land is recognized when the title to the land passes to the purchaser. The remaining revenue is recognized when the unit is constructed by the independent contractor and the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are included in residential development real estate.

        MEC's golf course annual membership fee revenues are recognized ratably over the applicable season. Non-refundable golf membership initiation fees are deferred and amortized over the expected membership life.

Real Estate Properties

Revenue-producing Properties

        Revenue-producing properties under operating leases, revenue-producing racetrack properties and revenue producing non-racetrack properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate.

        Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

        Depreciation is provided on a straight-line basis over the estimated useful lives as follows: buildings over 20 to 40 years and parking lots and roadways over 10 years.

Development Properties

        Development properties, which include Real Estate Business properties and under-utilized racetrack real estate, are stated at cost, reduced for impairment losses where appropriate. Real Estate Business properties under development to be leased under operating leases are classified as such until the property is substantially completed and available for occupancy. Real Estate Business properties under development to be leased under direct financing leases are classified as such until lease inception.

MI Developments Inc.    2003    55

Properties Held for Sale

        Properties held for sale are carried at the lower of cost less accumulated depreciation and fair value less costs of disposal.

        In all cases, cost represents acquisition and development costs including direct construction costs, capitalized interest and indirect costs wholly attributable to development.

Fixed Assets

        Fixed assets are recorded at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets as follows: machinery and equipment over 3 to 15 years and furniture and fixtures over 5 to 7 years.

        Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

Impairment of Long-Lived Assets

        The Company measures impairment losses on long-lived assets, including real estate properties, fixed assets and other long-term assets, as the amount by which the asset's carrying value exceeds its fair value. The Company evaluates impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable.

        For properties and fixed assets not available for sale, the Company assesses periodically whether there are indicators of impairment. If such indicators are present, the Company completes a net recoverable amount analysis for the property by determining whether the carrying value of the property can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on using discounted future cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

        When properties are identified by the Company as available for sale, the carrying value is reduced, if necessary, to the estimated fair value less costs of disposal. Fair value is determined based upon discounted cash flows of the assets, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

Racing Licenses

        Racing licenses represent the value attributed to licenses to conduct race meets acquired through MEC's acquisition of racetracks. Racing licenses which meet the definition of indefinite life intangibles, and other indefinite life intangible assets, are not subject to amortization, but are evaluated for impairment on an annual basis or when impairment indicators are present. Impairment is assessed based on a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible assets exceeds its fair value, the amount of the impairment loss to be recognized would be equal to the excess. The fair value of racing licenses is determined in the same manner as in a business combination.

        Prior to January 1, 2002, racing licenses and goodwill were amortized on a straight-line basis over 20 years. The following is a reconciliation of net income for fiscal 2001 to adjusted amounts excluding amortization of racing licenses and goodwill:

2001
Net income	$33,208
Amortization of racing licenses and goodwill	3,653

Adjusted net income	$36,861

        The Company did not have any definite life intangibles at December 31, 2003.

56    MI Developments Inc.    2003

Cash and Cash Equivalents

        Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at the date of acquisition. Restricted cash represents segregated cash accounts held by MEC on behalf of others, primarily horse owners.

Advertising

        Costs incurred for producing advertising associated with horse racing are generally expensed when the advertising program commences. Costs incurred with respect to promotions for specific live race days are expensed on the applicable race day.

Stock-Based Compensation Plans

        No compensation expense is recognized for stock options granted by MID or MEC under its incentive stock option plans. Disclosures have been made to reflect the pro forma impact of the use of the fair-value method of accounting for stock-based compensation (see note 18).

Income Taxes

        The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Foreign Currency Translation

        The Company has self-sustaining operations in Canada, the United States and Europe which are financially and operationally independent. Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars at the exchange rate in effect at the end of each accounting period and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation of the Company's net investment in these operations are deferred as a separate component of shareholders' equity or included in Magna's net investment for periods prior to the spin-off. The appropriate amounts of exchange gains or losses accumulated as a separate component of shareholders' equity are reflected in income when there is a reduction in the Company's net investment in the operations that gave rise to such exchange gains and losses. Because of the strengthening of the euro and the Canadian dollar against the U.S. dollar during 2003, the Company recorded unrealized foreign currency gains related to its net investments in currencies other than the U.S. dollar. At December 31, 2003, the cumulative translation adjustment was $110.8 million.

        Foreign exchange gains and losses on transactions occurring in a currency different from an operation's functional currency are reflected in income, except for gains and losses on foreign exchange forward contracts used to hedge specific future commitments in foreign currencies. Gains or losses on these contracts are accounted for as a component of the related hedged transaction.

Employee Benefit Plans

        The cost of providing benefits through defined benefit pension plans is actuarially determined and recognized in income using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in income over the expected average remaining service life of employees. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

MI Developments Inc.    2003    57

Subordinated Notes

        The convertible subordinated notes issued by MEC are recorded in part as debt and in part as minority interest. The debt component consists of the present value of the future interest and principal payments on the convertible subordinated notes to maturity and is presented as note obligations. Interest on the debt component is accrued over time and recognized as a charge against income.

        The minority interest component represents the value of the holders' option to convert the convertible subordinated notes into shares of Class A Subordinate Voting Stock of MEC. The holders' conversion option is valued using a residual value approach.

Interest Rate Swaps

        MEC utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on its variable rate debt. These swap contracts are accounted for using hedge accounting and the net swap settlements are recognized in the same period, and as part of, the hedged transaction. MEC formally documents, designates and assesses the effectiveness of such transactions in order to qualify for hedge accounting treatment. If hedges are found to be ineffective, then changes in their fair value are recognized in income to the extent of their ineffectivness.

Use of Estimates

        The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ materially from these estimates.

2.    ACCOUNTING CHANGES

Disposal of Long-Lived Assets and Discontinued Operations

        In December 2002, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("CICA 3475"). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applied to disposal activities initiated on or after May 1, 2003. This did not have any impact on the presentation of the Company's financial results.

Disclosure of Guarantees

        In February 2003, the CICA issued Accounting Guideline 14, "Disclosure of Guarantees" ("AcG-14"). This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. This guideline came into effect for the Company's first quarter of 2003.

3.    WRITE-DOWN OF MEC'S LONG-LIVED AND INTANGIBLE ASSETS

        MEC's long-lived assets and racing licenses were tested for impairment after completion of MEC's annual business planning process. In 2003, MEC experienced lower average daily attendance at most of its racetracks which resulted in decreased on-track wagering activity. Also contributing to the decline in on-track wagering activity was a generally weaker United States economy and severe weather experienced in the year, particularly in the northeast region of the United States where several of MEC's facilities are located, which resulted in live race day and simulcast signal cancellations. As a result of these factors, operating profits and cash flows were lower than expected in 2003. In addition, one of MEC's racetracks operates under a lease, which expires on December 31, 2004. Given the uncertainty of renewal of this lease and based on the 2003 operating results of certain other racetracks, the earnings forecasts for certain of MEC's racetracks were revised.

58    MI Developments Inc.    2003

        The fair value of the racetracks was determined using the discounted cash flow method, including a probability-weighted approach in considering the likelihood of possible outcomes. It also included the estimated future cash flows associated with the racing licenses and long-lived assets directly associated with, and expected to arise as a direct result of, the use and disposition of those assets. The fair value determined was then compared to the carrying value of the racing licenses and long-lived assets in order to determine the amount of the impairment. The long-lived assets consist of fixed assets and real estate properties.

        As a result of the assets' carrying value exceeding their fair value at seven of MEC's racetracks, MEC recognized a non-cash impairment charge of $3.9 million related to its long-lived assets, which has been allocated to fixed assets, and a non-cash impairment charge of $130.9 million related to racing licenses and other intangible assets in 2003.

        In 2002, MEC recognized a non-cash impairment charge of $14.7 million related to its long-lived assets, which was allocated to fixed assets and real estate properties on a pro-rata basis using the relative carrying values of the assets, and a non-cash impairment charge of $2.8 million related to racing licenses at two racetracks.

4.    DILUTION LOSSES

For the Year Ended December 31, 2002

        In April 2002, MEC completed a public offering by issuing 23.0 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142.0 million. The Company recognized a loss of $10.7 million from its ownership dilution arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

For the Year Ended December 31, 2001

        In April 2001, MEC issued 3.2 million shares of its Class A Subordinate Voting Stock to complete the acquisition of certain businesses (see note 7). The Company incurred a loss of $6.9 million from its ownership dilution on the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

5.    LOSS PER SHARE AND DEFICIT FOR THE YEAR ENDED DECEMBER 31, 2003

        The Company's loss per share for the year ended December 31, 2003 reflects the Company's net loss only for the period subsequent to August 29, 2003, the date when Magna's net investment was exchanged for Class A Subordinate Voting Shares and Class B Shares of the Company as part of the Company's spin-off from Magna. The weighted average number of basic and fully diluted outstanding shares is calculated for the same period of August 30, 2003 to December 31, 2003.

        The computation of diluted loss per share in fiscal 2003 excludes the effect of the potential exercise of options because the effect would be anti-dilutive.

        The Company's net loss was $49.5 million for the period from August 30 to December 31, 2003. The basic and diluted weighted average number of shares outstanding for the same period was 48,130,321. Basic and diluted loss per share for the year ended December 31, 2003 was $1.03.

        The deficit reflects only the operations of the Company following August 29, 2003, which was the date when Magna's net investment was fixed for the purpose of the distribution of the Company's Class A Subordinate Voting Shares and Class B Shares to Magna's shareholders. That distribution is reflected as part of the net distribution to Magna on the consolidated statements of changes in deficit and Magna's net investment. The deficit was $49.5 million at December 31, 2003.

MI Developments Inc.    2003    59

6.    DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows:

	2003	2002	2001
Real Estate Business
Losses (gains) on disposal of real estate	$114	$(128)	$(8,090)
Straight-line rent adjustment	(2,313)	(3,444)	(2,381)
Income from direct financing leases in excess of repayments	—	(4,619)	(1,525)
Depreciation and amortization	32,086	11,194	10,541
Future income tax expense (recovery)	7,526	9,245	(444)
Other	(43)	577	(1,181)

	37,370	12,825	(3,080)

MEC
Gains on disposal of real estate	$(31)	$(15,171)	$(20,429)
Depreciation and amortization	31,897	22,834	26,194
Write-down of other assets and fixed assets (note 3)	134,856	17,493	—
Write-down of excess real estate	—	5,823	—
Future income tax expense (recovery)	(64,155)	(9,410)	7,082
Minority interest expense	(43,957)	(5,280)	2,665
Dilution losses on issue of shares by MEC (note 4)	—	10,712	6,923
Other	3,688	(196)	(1,087)

	62,298	26,805	21,348

Consolidated	$99,668	$39,630	$18,268

(b)
Changes in non-cash balances:

	2003	2002	2001
Real Estate Business
Accounts receivable	$(3,493)	$(566)	$(3,176)
Prepaid expenses and other	(512)	77	356
Accounts payable and accrued liabilities	8,657	(31,755)	20,609
Income taxes payable	1,666	1,940	8,244

	6,318	(30,304)	26,033

MEC
Restricted cash	(4,757)	4,279	(5,053)
Accounts receivable	14,945	(3,361)	(1,587)
Prepaid expenses and other	2,887	(1,994)	3,325
Accounts payable and accrued liabilities	(3,237)	12,333	4,710
Deferred revenue	5,411	4,933	3,842
Income taxes payable	(1,571)	(8,128)	(5,023)

	13,678	8,062	214

Consolidated	$19,996	$(22,242)	$26,247

60    MI Developments Inc.    2003

7.    BUSINESS AND PROPERTY ACQUISITIONS

(a)
Acquisitions in the year ended December 31, 2003

Real Estate Business

Tesma Facilities

        On January 31, 2003, the Company purchased three properties from Tesma International Inc. ("Tesma"), a public subsidiary of Magna, for cash consideration of $25.0 million and leased them back to Tesma under operating leases. The properties were purchased at fair market value (which was not materially different from Tesma's carrying value) and recorded at the transaction amount.

MEC

(i)    Flamboro Downs

        On October 18, 2002, the shares of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs, were acquired by Ontario Racing Inc. ("ORI"). Flamboro Downs houses a gaming facility with 750 slot machines operated by the Ontario Lottery and Gaming Corporation ("OLGC"). On April 16, 2003, MEC received all necessary regulatory approvals for the acquisition of Flamboro Downs, and accordingly the shares of ORI were transferred to MEC. Prior to the share transfer, ORI was owned by an employee of MEC. The results of ORI were accounted for under the equity method for the period from October 18, 2002 to April 16, 2003. For the year ended December 31, 2003, MEC's general and administrative expenses included $992,000 (2002 — $463,000) of equity income from its investment in ORI.

        As of April 16, 2003, the acquisition of Flamboro Downs was accounted for by the purchase method. The purchase price, net of cash acquired, was approximately $59.4 million and was previously funded by MEC through a cash advance to ORI at October 18, 2002 of $23.1 million, with the remainder satisfied by ongoing payments under secured notes of approximately $32.9 million and an obligation to pay an additional $3.5 million in the event that Flamboro Downs' agreement with the OLGC with respect to the slot facility is extended. The secured notes and obligation are payable in Canadian dollars. At December 31, 2002, the cash advance to ORI was included in other assets.

        The purchase price of this acquisition has been allocated using the purchase method to the assets and liabilities acquired as follows:

Non-cash working capital deficit	$(1,549)
Real estate properties and fixed assets	16,494
Other assets (mainly racing licences)	55,491
Future income taxes	(11,031)

Net assets acquired, net of cash acquired	$59,405

Comprised of:
Cash	$23,055
Issuance of secured notes (see note 13)	32,855
Obligation with respect to the extension of the slot facility (see note 13)	3,495

Total purchase consideration, net of cash acquired	$59,405

(ii)   AmTote International, Inc.

        On August 22, 2003, MEC completed the acquisition of a 30% equity interest in AmTote International, Inc. ("AmTote") for a total cash purchase price, including transaction costs, of $4.3 million. AmTote is a leading provider of totalisator services to the North American pari-mutuel industry and has service contracts with over 70 North American racetracks and other wagering entities.

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(b)   Acquisitions in the year ended December 31, 2002

Real Estate Business

        (i)    Eurostar Facility

        On July 11, 2002, the Company acquired land and buildings in Austria at a cost of $74.8 million in connection with Magna's acquisition of the Eurostar assembly facility. These assets were leased to Magna Steyr under a lease agreement effective July 11, 2002.

        (ii)   Magna Donnelly Facilities

        On October 1, 2002, the Company acquired land and buildings in the United States, Mexico, Germany and Spain, at a cost of $25.0 million, in connection with Magna's acquisition of Donnelly Corporation ("Magna Donnelly"). Since there was no cash consideration paid by Magna in connection with the acquisition of Magna Donnelly, the acquisition of the Magna Donnelly real estate by the Company was reflected as a non-cash contribution by Magna. These assets were leased to Magna Donnelly in 2003.

MEC

        (i)    Lone Star Park at Grand Prairie

        On October 23, 2002, MEC completed the acquisition of substantially all the operations and related assets of Lone Star Park at Grand Prairie, for a total cash purchase price, including transaction costs, of $79.1 million, net of cash acquired of $1.8 million. Lone Star Park at Grand Prairie operates thoroughbred and American Quarter horse race meets at its racetrack located near Dallas, Texas.

        (ii)   The Maryland Jockey Club

        On November 27, 2002, MEC completed the acquisition of a controlling interest in the Pimlico Race Course and Laurel Park, which are operated under the trade name "The Maryland Jockey Club" ("MJC"), for a total purchase price, including transaction costs, of $84.9 million, net of cash acquired of $5.3 million. The total purchase price was satisfied by cash payments of $66.6 million and the obligation to pay $18.3 million, which bears interest at the six-month London Interbank Offered Rate ("LIBOR"), upon the exercise of either the put or call option described below. Under the terms of the agreements, MEC acquired a 51% equity and voting interest in The Maryland Jockey Club of Baltimore City, Inc., the owner of Pimlico Race Course, a 51% voting interest and a 58% equity interest on a fully diluted basis in Laurel Racing Assoc., Inc., the general partner and manager of Laurel Racing Association Limited Partnership ("LRALP"), the owner of Laurel Park, and the entire limited partnership interest in LRALP. MEC also purchased options from the De Francis family to buy their remaining voting and equity interests in MJC, which represent all of the minority interests, at any time during the period starting 48 months and ending 60 months after the closing of the transaction. MEC has also granted the De Francis family the option to sell such interests to MEC at any time during the first five years after the closing. In consideration for these options, MEC paid $18.4 million on closing and an additional $18.3 million, plus interest at the six-month LIBOR, will be paid on exercise of the options (see note 13(a)). The put and call options are viewed, for accounting purposes, on a combined basis with the minority interest and accounted for as a financing of MEC's purchase of such minority interest. Accordingly, MEC has consolidated 100% of the operations of MJC from the date of acquisition. The Pimlico Race Course, the home of the Preakness Stakes, the middle jewel in thoroughbred racing's Triple Crown, and Laurel Park are located in the Baltimore, Maryland area.

62    MI Developments Inc.    2003

        The purchase price of these acquisitions has been allocated using the purchase method to the assets and liabilities acquired as follows:

	Lone Star	MJC	Other	Total
Non-cash working capital	$(4,087)	$(12,159)	$(384)	$(16,630)
Real estate properties and fixed assets	64,010	70,458	393	134,861
Other assets (mainly racing licences)	34,797	96,832	585	132,214
Debt due within one year	(62)	(1,041)	—	(1,103)
Long-term debt	(15,563)	(25,489)	—	(41,052)
Future income taxes	—	(43,674)	—	(43,674)

Net assets acquired	$79,095	$84,927	$594	$164,616

Comprised of:
Cash	$79,095	$66,615	$594	$146,304
Issuance of long-term debt (note 13)	—	18,312	—	18,312

Total purchase consideration, net of cash acquired	$79,095	$84,927	$594	$164,616

(c)
Acquisitions in the year ended December 31, 2001

MEC

(i)    MEC Pennsylvania

        On April 5, 2001, MEC completed the acquisition of Ladbroke Racing Pennsylvania, Inc. and Sport Broadcasting, Inc. (collectively the "Ladbroke Companies" or "MEC Pennsylvania") for a total purchase price, including transaction costs, of $46.6 million, net of cash acquired of $7.0 million. The total purchase price was satisfied by: cash payments of $20.1 million; the issuance of two promissory notes totalling $13.25 million, bearing interest at 6% per annum, with the first note in the amount of $6,625,000 maturing on the first anniversary of the closing date and the second note in the amount of $6,625,000 maturing on the second anniversary of the closing date; and by the issuance of 3,198,297 shares of MEC's Class A Subordinate Voting Stock. The Ladbroke Companies include account wagering operations, The Meadows harness racetrack and four off-track betting facilities located around the Pittsburgh, Pennsylvania area.

(ii)   Multnomah Greyhound Park

        On October 26, 2001, MEC acquired all the outstanding capital stock of MKC Acquisition Co., operating as Multnomah Greyhound Park, for a total purchase price, including transaction costs, of $5.9 million, net of cash acquired of $0.3 million. Of the total purchase price, $3.9 million was paid in cash and the balance of $2.0 million through the issuance of 330,962 shares of MEC's Class A Subordinate Voting Stock. Multnomah Greyhound Park is located in Portland, Oregon and operates a greyhound dog racing and pari-mutuel horse wagering business. The purchase price of these acquisitions has been allocated using the purchase method to the assets and liabilities acquired as follows:

	MEC Pennsylvania	Multnomah Greyhound Park	Total
Non-cash working capital deficit	$(6,514)	$(292)	$(6,806)
Real estate properties and fixed assets	19,947	292	20,239
Other assets (mainly racing licences)	60,587	5,910	66,497
Future income taxes	(27,448)	(31)	(27,479)

Net assets acquired	$46,572	$5,879	$52,451

Comprised of:
Cash	$20,072	$3,879	$23,951
Issuance of two promissory notes	13,250	—	13,250
Issuance of MEC Class A Subordinate Voting Stock	13,250	2,000	15,250

Total purchase consideration, net of cash acquired	$46,572	$5,879	$52,451

MI Developments Inc.    2003    63

(d)
Pro-forma Impact

        If the business acquisitions completed during the years ended December 31, 2003 and 2002 had occurred on January 1, 2002, the Company's unaudited pro-forma revenue would have been $821.3 million for the year ended December 31, 2003 (2002 — $809.5 million) and its unaudited pro-forma net loss would have been $32.3 million for the year ended December 31, 2003 (2002 — net income of $13.7 million).

8.    REAL ESTATE PROPERTIES

(a)
Real estate properties consist of:

	2003	2002
Real Estate Business
Revenue-producing properties under operating leases
Land	$179,848	$127,686
Buildings, parking lots and roadways — cost	1,058,948	498,824
Buildings, parking lots and roadways — accumulated depreciation	(150,913)	(110,915)

	1,087,883	515,595

Development properties
Land and improvements	124,926	68,475
Properties under development	8,700	38,363

	133,626	106,838

Properties held for sale	6,003	5,121

	1,227,512	627,554

MEC
Revenue-producing racetrack properties
Land and improvements	210,859	207,338
Buildings — cost	253,619	222,661
Buildings — accumulated depreciation	(36,454)	(19,298)
Construction in progress	101,216	55,742

	529,240	466,443

Under-utilized racetrack properties	97,201	100,285

Development properties
Land and improvements	60,089	41,008
Properties under development	62,441	30,376

	122,530	71,384

Revenue-producing non-racetrack properties
Land and improvements	35,236	29,186
Buildings — cost	53,939	45,041
Buildings — accumulated depreciation	(8,621)	(5,720)

	80,554	68,507

Properties held for sale	9,345	10,827

	838,870	717,446

Consolidated	$2,066,382	$1,345,000

64    MI Developments Inc.    2003

(b)
In addition to direct development and construction costs, real estate properties included the following amounts of capitalized interest costs:

	2003	2002
Real Estate Business	$248	$—
MEC	11,664	4,383

Consolidated	$11,912	$4,383

(c)
In November 2002, MEC entered into an agreement to sell excess real estate located at Golden Gate Fields. The carrying value of the property, prior to entering into the agreement, was $14.3 million. In 2002, MEC recorded a write-down of this real estate, which resulted in a loss before income taxes and a loss after income taxes of $5.8 million and $2.4 million, respectively. In December 2003, MEC completed the transaction for consideration of $8.5 million. There was no gain or loss on this transaction in 2003.

(d)
Future minimum rental payments on operating leases, substantially all of which are due from Magna or its subsidiaries, to be received under non-cancellable leases in effect at December 31, 2003 are shown in the table below. This factors in only the contracted fixed rent increases, and does not include rents from any renewals on lease expiry.

2004	$127,590
2005	127,426
2006	126,548
2007	125,856
2008	123,665
Thereafter	929,031

$1,560,116

9.    DIRECT FINANCING LEASES

        Effective January 1, 2003, the Company amended certain leases with Magna and its subsidiaries to reduce the remaining lease terms and minimum lease payments, and replace scheduled rent increases with periodic rent increases based on a local price index. As a result of these amendments, all of the direct financing leases were reclassified as operating leases. The net book value of direct financing leases at Dec 31, 2002 was $387.0 million.

MI Developments Inc.    2003    65

10.    OTHER ASSETS

Other assets consist of:

	2003	2002
Real Estate Business
Deferred financing charges	$323	$—

MEC
Racing licenses:
Balance, beginning of the year	293,986	170,355
Acquired during the year	55,491	130,076
Write-down of racing licenses (note 3)	(125,783)	(2,753)
Adjustment to purchase price allocation for Multnomah Greyhound Park	—	(3,692)
Foreign currency impact on racing licenses	12,404	—

Balance, end of year	236,098	293,986
Receivable from Ontario Racing Inc. (note 7)	—	23,726
Investments, long-term receivables and other	7,738	10,639
Note issue costs	6,827	2,767
Equity investments	4,593	—
Goodwill, net	748	1,354

	256,004	332,472

Consolidated	$256,327	$332,472

        Deferred financing charges of the Real Estate Business are being amortized over a period of two years with such charges included in interest expense.

66    MI Developments Inc.    2003

11.    FIXED ASSETS

Fixed assets consist of:

	2003	2002
Real Estate Business
Furniture and fixtures — cost	$723	$661
Furniture and fixtures — accumulated depreciation	(515)	(455)

	208	206

MEC
Racetrack fixed assets:
Cost
Machinery and equipment	51,436	43,957
Furniture and fixtures	10,964	11,752

	62,400	55,709

Accumulated depreciation
Machinery and equipment	(30,172)	(23,408)
Furniture and fixtures	(6,530)	(3,380)

	25,698	28,921

Other fixed assets:
Cost
Machinery and equipment	4,456	3,835
Furniture and fixtures	7,418	6,240

	11,874	10,075

Accumulated depreciation
Machinery and equipment	(2,819)	(2,054)
Furniture and fixtures	(3,399)	(2,258)

	5,656	5,763

	31,354	34,684

Consolidated	$31,562	$34,890

MI Developments Inc.    2003    67

12.    INCOME TAXES

(a)
The provision (recovery) for income taxes differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:

	2003	2002	2001
Real Estate Business
Expected income taxes at Canadian statutory rate	$17,573	$14,521	$16,043
Foreign rate differentials	(3,429)	(548)	(1,752)
Losses not utilized	(211)	—	—
Increase (decrease) in enacted tax rates	2,410	(1,152)	(3,759)
Other	1,671	938	(1,429)

	18,014	13,759	9,103

MEC
Expected income taxes at Canadian statutory rate	(60,415)	(8,798)	6,725
Foreign rate differentials	(3,975)	(25)	(422)
Losses not benefited (utilized)	(1,082)	(1,064)	262
Loss on issue of shares by subsidiary	—	4,137	2,890
Increase in enacted tax rates	3,721	106	—
Other	3,045	1,442	(106)

	(58,706)	(4,202)	9,349

Consolidated	$(40,692)	$9,557	$18,452

(b)
The details of income (loss) before income taxes and minority interest by jurisdiction are as follows:

	2003	2002	2001
Real Estate Business
Canadian	$11,669	$15,823	$6,989
Foreign	36,317	19,775	31,446

	47,986	35,598	38,435

MEC
Canadian	5,355	(10,433)	(3,347)
Foreign	(170,334)	(10,338)	19,237

	(164,979)	(20,771)	15,890

Consolidated	$(116,993)	$14,827	$54,325

68    MI Developments Inc.    2003

(c)
The details of the income tax provision (recovery) are as follows:

	2003	2002	2001
Real Estate Business
Current provision (recovery):
Canadian federal taxes	$2,918	$1,976	$(258)
Provincial taxes	1,160	684	(119)
Foreign taxes	6,410	1,853	9,924

	10,488	4,513	9,547

Future provision (recovery):
Canadian federal taxes	2,069	2,155	505
Provincial taxes	1,069	957	196
Foreign taxes	4,388	6,134	(1,145)

	7,526	9,246	(444)

	18,014	13,759	9,103

MEC
Current provision:
Canadian federal taxes	2,048	1,523	527
Provincial taxes	1,024	728	255
Foreign taxes	2,377	2,957	1,485

	5,449	5,208	2,267

Future provision (recovery):
Canadian federal taxes	1,385	1,069	366
Provincial taxes	692	503	178
Foreign taxes	(66,232)	(10,982)	6,538

	(64,155)	(9,410)	7,082

	(58,706)	(4,202)	9,349

Consolidated	$(40,692)	$9,557	$18,452

(d)
Future income taxes have been provided on temporary differences, which consist of the following:

	2003	2002	2001
Real Estate Business
Direct financing and operating leases book to tax differences	$1,838	$8,709	$4,725
Deferred rent receivable	1,342	1,358	935
Increase (decrease) in enacted tax rates	2,410	(1,152)	(3,252)
Tax losses utilized (benefited)	811	(698)	(528)
Other	1,125	1,029	(2,324)

	7,526	9,246	(444)

MEC
Tax depreciation in excess of book depreciation	435	959	5,334
Increase (decrease) in enacted tax rates	3,721	—	(509)
Write-down of racing licenses, properties and fixed assets	(53,194)	(6,123)	—
Tax losses utilized (benefited)	(10,932)	(1,891)	987
Other	(4,185)	(2,355)	1,270

	(64,155)	(9,410)	7,082

Consolidated	$(56,629)	$(164)	$6,638

MI Developments Inc.    2003    69

(e)
Future tax assets and liabilities consist of the following temporary differences:

	2003	2002
Real Estate Business
Assets
Tax benefit of loss carryforwards	$22,117	$16,139
Other	529	569

	22,646	16,708
Valuation allowance against tax benefit of loss carryforwards	(9,856)	(2,757)

	$12,790	$13,951

Liabilities
Direct financing and operating leases book value in excess of tax value	29,570	31,687
Other	1,220	(1,920)

	$30,790	$29,767

	2003	2002
MEC
Assets
Real estate properties' tax value in excess of book value	$23,145	$17,951
Tax benefit of loss carryforwards
Pre-acquisition	4,803	4,233
Post-acquisition	12,871	1,939
Other	4,133	3,822

	44,952	27,945
Valuation allowance against tax basis of real estate properties in excess of book value	(9,994)	(10,250)
Valuation allowance against tax benefit of loss carryforwards
Pre-acquisition	(4,019)	(4,233)
Post acquisition	(909)	(1,359)

	$30,030	$12,103

Liabilities
Book value in excess of tax value:
Real estate properties	$70,993	$65,697
Other assets	59,716	96,330
Other	2,776	2,052

	$133,485	$164,079

70    MI Developments Inc.    2003

(f)
Income taxes paid in cash were $16.4 (Real Estate Business — $10.7 million, MEC $5.7 million) for the year ended December 31, 2003 (2002 — $8.0 million; 2001 — $12.3 million).

(g)
At December 31, 2003, the Company had Canadian, U.S. and Austrian income tax loss carryforwards totalling approximately $115.1 million (Real Estate Business — $65.0 million and MEC — $50.1 million) that expire as follows:

Year of expiry	Real Estate Business	MEC
2008 to 2010	$—	$5,300
2012 to 2018	—	4,800
2020 to 2022	—	33,300
No expiry	65,000	6,700

	$65,000	$50,100

13.    DEBT AND COMMITMENTS

(a)
Long-term debt consists of the following:

	2003	2002
Real Estate Business
Mortgage bearing interest at 8.01% per annum with a maturity date of January 2009. The mortgage is repayable in equal blended monthly payments of Cdn $49,458	$3,895	$3,323
Mortgage bearing interest at 8.09% per annum with a maturity date of January 2011. The mortgage is repayable in equal blended monthly payments of Cdn $34,894	2,736	2,335
Mortgage bearing interest at 11% per annum with a maturity date of September 2004. The mortgage is repayable in equal blended monthly payments of Cdn $7,472	300	277

	6,931	5,935

MEC
Term loan facility, bearing interest at LIBOR plus 2.2% per annum (3.3% at December 31, 2003) (see note 19(c)), with a maturity date of November 30, 2004, secured by a deed of trust against Santa Anita Park racetrack and related real estate. At December 31, 2003, the term loan is fully drawn and is repayable in monthly principal amounts of $350,000 until maturity	51,100	55,650
Promissory note denominated in Canadian dollars bearing interest at the five-year Government of Canada benchmark bank bond rate plus 1.5% per annum, with a maturity date of June 30, 2007. The interest rate is not to be less than 6% per annum and cannot exceed 7% per annum (6% at December 31, 2003). The note is secured by two first mortgages and a debenture against Flamboro Downs racetrack and related real estate. The promissory note is repayable in annual instalments of $1.9 million (Cdn $2.5 million) with the remaining amount due upon maturity (see note 7(a))	38,135	—
Term loan facility of euro15 million, bearing interest at 4% per annum with a maturity date of February 9, 2007, secured by a pledge of land and a guarantee by MEC	18,887	—

Term loan facilities with the same financial institution, bearing interest at either the U.S. Prime rate or LIBOR plus 2.6% per annum (3.7% at December 31, 2003) until December 1, 2008, with a maturity date of December 1, 2013. On December 1, 2008, the interest rate is reset to the market rate for a United States Treasury security of an equivalent term plus 2.6%. The term loans are repayable in quarterly principal and interest payments. The loans are secured by deeds of trust on land, buildings and improvements and security interests in all other assets of certain entities of the Maryland Jockey Club	18,744	19,632

MI Developments Inc.    2003    71

	2003	2002
Obligation to pay $18.3 million on exercise of either the put or call option for the remaining minority interest in the Maryland Jockey Club, bearing interest at the 6-month LIBOR (1.3% at December 31, 2003) (see note 7(b))	18,312	18,312
Capital lease (imputed interest rate of 8.5%) maturing April 1, 2027, secured by buildings and improvements at Lone Star Park at Grand Prairie	15,521	15,522
Bank term line of credit denominated in euros, bearing interest at EURIBOR plus 0.625% per annum (2.8% at December 31, 2003). The term line of credit is repayable in annual installments of $3.7 million ($2.9 million) due in July 2005. MEC has provided two first mortgages on real estate properties as security for this facility	7,328	9,077
Promissory note bearing interest at 6.0% per annum, repaid in April 2003	—	6,625
Term loan facility, bearing interest at 7.0% per annum until June 7, 2007, with a maturity date of June 7, 2017. On June 7, 2007 and June 7, 2012, the interest rate is reset to the market rate for a United States Treasury security of an equivalent term plus 2.6%. The term loan is repayable in quarterly principal and interest payments. The term loan is callable on December 31, 2006 or December 31, 2011. The loan is secured by a deed of trust on land, buildings and improvements and security interests in all other assets of certain entities of the Maryland Jockey Club	4,712	4,907
Obligation to pay Cdn $5.5 million with respect to the extension of Flamboro Downs' agreement with the OLGC regarding the slot facility, bearing interest at the five-year Government of Canada benchmark bank bond rate plus 1.5% per annum. The interest rate is not to be less than 6% per annum and cannot exceed 7% per annum (6% at December 31, 2003) (see note 7(a))	4,264	—
Unsecured promissory note bearing interest at 6.1% per annum, with a maturity date of September 14, 2005	2,500	2,500
Other loans to various subsidiaries from various banks and city governments, including equipment loans and a term loan, with interest rates ranging from 4% to 9%	571	625

	180,074	132,850

Consolidated total debt	187,005	138,785
Less: Current portion	58,618	15,259

Consolidated long-term debt	$128,387	$123,526

        The Company is in compliance with all of its debt agreements and related financial covenants.

        The overall weighted average interest rate on long-term debt at December 31, 2003 was 5.5% (2002 — 5.8%; 2001 — 5.9%).

72    MI Developments Inc.    2003

(b)
Future principal repayments on long-term debt at December 31, 2003 are as follows:

Real Estate Business
2004	$570
2005	292
2006	316
2007	342
2008	370
Thereafter	5,041

6,931

MEC
2004	58,048
2005	11,662
2006	21,674
2007	52,845
2008	1,760
Thereafter	34,085

180,074

Consolidated	$187,005

(c)
Included within the schedule of future principal repayments of long-term debt (see (b) above) is an obligation incurred by MEC under a capital lease. Future minimum lease payments under the capital lease in effect at December 31, 2003 are as follows:

2004	$1,320
2005	1,320
2006	1,320
2007	1,452
2008	1,452
Thereafter	31,416

Total lease payments	38,280
Less: capital lease minimum payments representing interest	22,759

Present value of lease payments	$15,521

(d)
Effective September 25, 2003, MID entered into a $50.0 million credit facility agreement with a Canadian chartered bank. Amounts may be drawn under this facility in either U.S. or Canadian dollars. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business' ratio of funded debt to earnings before interest, taxes, depreciation and amortization. Currently, MID is subject to the lowest applicable margin available, with drawn amounts incurring interest at the LIBOR or bankers' acceptance rates plus 1.25%, or the U.S. base or Canadian prime lending rate plus 0.25%. MID currently pays a commitment fee of 0.30% per annum on undrawn amounts under the facility. The credit facility agreement contains negative and affirmative financial and operating covenants. The facility is unsecured and matures on September 24, 2004, at which time it may be converted into a one-year term loan. No amounts were drawn under the facility as at December 31, 2003.

MI Developments Inc.    2003    73

(e)
Interest expense and interest income include:

	2003	2002	2001
Real Estate Business
Interest cost, gross
External	$691	$640	$149
Intercompany to Magna	25,061	33,984	25,591

Interest cost, gross	25,752	34,624	25,740
Less: interest capitalized	(248)	—	—

Interest expense	25,504	34,624	25,740
Interest income	(472)	(1,762)	(532)

Interest expense, net	25,032	32,862	25,208

MEC
Interest cost, gross	24,049	7,262	6,930
Less: interest capitalized	(7,281)	(2,726)	(1,657)

Interest expense	16,768	4,536	5,273
Interest income	(1,622)	(3,760)	(2,591)

Interest expense, net	15,146	776	2,682

Consolidated	$40,178	$33,638	$27,890

  Interest capitalized relates to real estate properties under development.

  Interest paid in cash for the year ended December 31, 2003 was $45.6 million (2002 — $41.3 million; 2001 — $33.1 million).

(f)
Prior to the Spin-Off Transactions, the Real Estate Business' continuing funding requirements were advanced by Magna. These advances bore interest at rates based on the borrowing jurisdiction's bank prime rate plus a margin and were recorded as part of Magna's net investment.

(g)
At December 31, 2003, the MEC had commitments under operating leases requiring future annual rental payments as follows:

2004	$7,029
2005	2,121
2006	1,312
2007	427
2008	423
Thereafter	1,780

$13,092

  For the year ended December 31, 2003, operating lease expense amounted to approximately $8.4 million (2002 — $3.8 million; 2001 — $3.6 million).

  MEC also rents or leases certain totalisator equipment and services, for which the annual payments are contingent upon handle, live race days and other factors. MEC's rent expense relating to the totalisator equipment and services was $6.5 million for the year ended December 31, 2003 (2002 — $4.7 million; 2001 — $4.1 million).

74    MI Developments Inc.    2003

(h)
MEC occupies land for the Remington Park racing facility under an operating lease that extends through 2013. The lease also contains options to renew for five 10-year periods after the initial term. MEC is obligated to pay additional rent based on minimum annual rental payments of approximately $0.1 million plus one-half of one percent of the wagers made at the racetrack in excess of $187.0 million during the racing season. The percentage rent was not applicable for the year ended December 31, 2003.

(i)
MEC has letters of credit issued with various financial institutions of $5.3 million to guarantee various of its construction projects. These letters of credit are secured by cash deposits of MEC.

(j)
MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licenses and permits at certain racetracks and to guarantee various construction projects related to activity of its subsidiaries. As at December 31, 2003, these indemnities amounted to $8.8 million with expiration dates through 2004.

(k)
In connection with its acquisition of a controlling interest in The Maryland Jockey Club, Maryland Racing, Inc. ("MRI"), a wholly-owned subsidiary of MEC, agreed with the Maryland Racing Commission to spend a minimum of $5.0 million by August 31, 2003, an additional $5.0 million by December 31, 2003, and an additional $5.0 million by June 30, 2004 on capital expenditures and renovations at the Pimlico Race Course, Laurel Park, Bowie Training Center and their related facilities and operations. As a result of delays in permitting of several projects related to this commitment, only $4.5 million had been spent by December 31, 2003. In addition, MEC has deposited $5.5 million in an escrow account to be applied against future capital expenditures.

(l)
MEC had contractual commitments outstanding at December 31, 2003, of approximately $30.4 million, which related to construction and development projects.

14.    CONVERTIBLE SUBORDINATED NOTES

        MEC's subordinated notes are presented in the consolidated balance sheets as follows:

	2003	2002
Note obligations	$208,933	$67,392
Minority interest	14,615	4,565

        In June 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes due June 15, 2010 at par, with proceeds, net of issue expenses, of $145.0 million. The unsecured notes are convertible at any time at the option of the holders into shares of MEC Class A Subordinate Voting Stock at a conversion price of $7.05 per share. The conversion price may be adjusted under certain circumstances. The notes are redeemable in whole or in part, at MEC's option, on or after June 2, 2006, at the principal amount plus accrued and unpaid interest, provided that, in connection with any redemption occurring on or after June 2, 2006 and before June 2, 2008, the closing price of MEC's Class A Subordinate Voting Stock has exceeded 125% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the trading day prior to mailing of the notice of redemption. At December 31, 2003, all the notes remained outstanding. Interest on the notes is payable in U.S. dollars on a semi-annual basis.

        On December 2, 2002, MEC issued $75.0 million of 7.25% convertible subordinated notes which mature on December 15, 2009. The unsecured notes are convertible at any time at the option of the holder into shares of Class A Subordinate Voting Stock of MEC at a conversion price of $8.50 per share. The conversion price may be adjusted under certain circumstances. The notes are redeemable in whole or in part, at MEC's option, on or after December 21, 2005, at the principal amount plus accrued and unpaid interest, provided that, in connection with any redemption occurring on or after December 21, 2005 and before December 15, 2007, the closing price of MEC's Class A Subordinate Voting Stock has exceeded 125% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the trading day prior to mailing of the notice of redemption. At December 31, 2003, all the notes remained outstanding.

MI Developments Inc.    2003    75

        The value assigned to the holders' conversion option of these subordinated notes is included in MEC's equity. Accordingly, such amount is classified in minority interest in the Company's consolidated balance sheet as at December 31, 2003.

15.    BANK INDEBTEDNESS

(a)
MEC has a senior revolving credit facility in the amount of $50.0 million. The credit facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. Loans under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries which own and operate Golden Gate Fields, Gulfstream Park and Santa Anita Park and operate Bay Meadows. At December 31, 2003, MEC had no borrowings under the facility (2002 — $49.5 million) and had issued letters of credit totalling $21.6 million (2002 — $20.0 million) under the credit facility, such that $28.4 million was unused and available. The credit facility expires on October 8, 2004, unless extended with the consent of both parties. The loans under the credit facility bear interest at either the U.S. base rate or LIBOR plus a margin based on MEC's ratio of debt to earnings before interest, taxes, depreciation and amortization. The weighted average interest rate on the loans outstanding under the credit facility as at December 31, 2003 was 4.0%.

(b)
At December 31, 2003, a subsidiary of MEC had borrowed $6.7 million under a $10.0 million revolving credit loan facility to fund capital expenditures. The indebtedness under the facility is secured by deeds of trust on land, buildings and improvements and security interests in all other assets of the subsidiary and certain affiliates of The Maryland Jockey Club. The advances under the facility bear interest at either the U.S. prime rate or LIBOR plus 2.6%. The annual interest rate on December 31, 2003 applicable to the advances then outstanding was 3.7%.

(c)
At December 31, 2003, MEC has unused and available operating lines of credit totalling $31.7 million, which are secured by a guarantee and the assets of certain subsidiaries.

16.    EMPLOYEE BENEFIT PLANS

        MEC's Santa Anita Park racetrack has a pension plan that consists of a non-contributory defined benefit retirement plan for year-round employees who are at least 21 years of age, have one or more years of service, and are not covered by collective bargaining agreements. Plan assets consist of a group of annuity contracts with a life insurance company. Plan benefits are based primarily on years of service and qualifying compensation during the final years of employment. Funding requirements comply with U.S. federal requirements that are imposed by law.

        The net periodic pension cost of the Company includes the following components:

	2003	2002	2001
Components of net periodic pension cost:
Service cost	$413	$489	$361
Interest cost on projected benefit obligation	647	679	556
Expected loss (return) on plan assets	(1,015)	64	(262)
Net amortization and deferral	452	(587)	(331)

Net periodic pension cost	$497	$645	$324

76    MI Developments Inc.    2003

        The following provides a reconciliation of benefit obligation, plan assets and funded status of the plan:

	2003	2002	2001
Benefit obligation:
Benefit obligation at beginning of year	$12,237	$10,790	$9,198
Service cost	413	489	361
Interest cost	647	679	556
Benefits paid	(540)	(543)	(582)
Actuarial losses (gains)	(1,046)	822	1,257

Benefit obligation at end of year	11,711	12,237	10,790

Plan assets:
Fair value of plan assets at beginning of year	9,062	9,298	9,142
Actual return (loss) on plan assets	1,015	(64)	262
Company contributions	425	371	476
Benefits paid	(540)	(543)	(582)

Fair value of plan assets at end of year	9,962	9,062	9,298

Funded status of plan (plan deficit)	(1,749)	(3,175)	(1,492)
Unrecognized net loss	1,675	2,818	1,410

Net pension liability	$(74)	$(357)	$(82)

        The net pension liability is included in accounts payable and accrued liabilities at December 31, 2003.

        Assumptions used in determining the funded status of the retirement income plan are as follows:

	2003	2002	2001
Weighted average discount rate	6.0%	6.0%	6.3%
Weighted average rate of increase in compensation levels	5.0%	5.0%	5.0%
Expected long-term rate of return on plan assets	6.0%	6.0%	7.5%

        The measurement date and related assumptions for the funded status of MEC's retirement income plan are as of the end of the year.

        MEC also participates in several multi-employer benefit plans on behalf of its employees who are union members. MEC's contributions to these plans were $5.9 million for the year ended December 31, 2003 and $3.9 million for each of the years ended December 31, 2002 and 2001. The data available from administrators of the multi-employer pension plans is not sufficient to determine the accumulated benefit obligations, nor the net assets attributable to the multi-employer plans in which MEC employees participate.

        MEC offers various 401(k) plans (the "Plans") to provide retirement benefits for employees. All MEC employees who meet certain eligibility requirements are able to participate in the Plans. Discretionary matching contributions are determined each year by MEC. MEC contributed $0.7 million to the Plans for the year ended December 31, 2003 and $0.4 million for each of the years ended December 31, 2002 and 2001.

17.    SHARE CAPITAL

        The Company has two classes of share capital outstanding: Class A Subordinate Voting Shares and Class B Shares. On matters presented for shareholder vote, holders of Class A Subordinate Voting Shares are entitled to one vote per share while holders of Class B Shares are entitled to 500 votes per share.

        The Company's authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, 706,170 Class B Shares and an unlimited number of Preference Shares issuable in series, all with no par value.

MI Developments Inc.    2003    77

        All shares outstanding were issued as part of the spin-off transactions separating the Company from Magna on August 29, 2003. No shares were issued or repurchased between August 30, 2003 and December 31, 2003.

        The number and book value of shares outstanding at December 31, 2003 was as follows:

	Number	Book Value
Class A Subordinate Voting Shares	47,582,083	$1,552,901
Class B Shares	548,238	17,893

18.    STOCK-BASED COMPENSATION PLANS

(a)
On August 29, 2003, MID's Board of Directors approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. A maximum of 2.85 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

  MID grants stock options to certain directors, officers, key employees and consultants to purchase MID's Class A Subordinate Voting Shares. 1/5th of options vest on the date of grant and remaining options vest over a period of 4 years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of the options.

(b)
MEC has a Long-term Incentive Plan (the "MEC Plan"), adopted in 2000, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.8 million shares of MEC's Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 6.5 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.3 million are available for issuance pursuant to any other type of award under the MEC Plan.

  MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC's Class A Subordinate Voting Stock. All such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MEC with the recipients.

(c)
The Company does not recognize compensation expense for outstanding fixed price stock options granted to officers and employees. Under the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, the Company is required to disclose compensation expense for fixed price stock options issued, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date.

  The fair value of stock options is estimated at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model used by MEC to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because MEC's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

78    MI Developments Inc.    2003

Options Issued under the MID Plan

        During the year ended December 31, 2003, 575,000 stock options were granted to directors and officers under the MID Plan, carrying an exercise price of Cdn$31.85 per share, which was MID's closing share price on the date prior to the grant date. The weighted average fair value of the granted stock options was $6.26 at the grant date. At December 31, 2003, there were 575,000 MID stock options outstanding with an exercise price of Cdn$31.85 per share, of which 115,000 options were exercisable. All outstanding options have a remaining contractual life of 9.7 years. The fair value of these options was estimated at the date of grant using the Black-Scholes option valuation model with the following assumptions:

Risk-free interest rate	4.0%
Expected dividend yield	1.49%
Expected volatility of Class A share price	30.2%
Weighted average expected life (years)	4 years

Options Issued under the MEC Plan

        Information with respect to MEC's shares under option is as follows:

	Shares subject to option		Weighted average exercise price
	2003	2002	2003	2002
Balance, beginning of year	5,361,833	4,453,333	$6.18	$5.99
Granted	640,000	947,500	6.93	7.00
Exercised	(6,000)	(18,000)	4.88	4.88
Forfeited	(1,154,333)	(21,000)	6.78	5.37

Balance, end of year	4,841,500	5,361,833	$6.14	$6.18

        Information regarding stock options outstanding is as follows:

	Options outstanding		Options exercisable
	2003	2002	2003	2002
Number	4,841,500	5,361,833	3,996,811	3,905,623
Weighted average exercise price	$6.14	$6.18	$6.10	$6.18
Weighted average remaining contractual life (years)	6.60	7.10	6.30	6.60

        The outstanding and exercisable options range in exercise price from $3.91 to $9.43. The weighted average grant date fair value of the MEC stock options granted in 2003 was $1.50 (2002 — $3.41; 2001 — $2.90). The fair value of MEC's stock options granted during the years ended December 31, 2003, 2002, and 2001 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001
Risk-free interest rate	2.0%	3.0%	4.5%
Expected dividend yield	0.84%	0.77%	0%
Expected volatility of MEC's Class A Subordinate Voting Stock	53.4%	54.9%	54.2%
Weighted average expected life (years)	4.0	4.07	4.28

MI Developments Inc.    2003    79

Pro Forma Results under Fair Value Method

        For purposes of pro forma disclosures showing the effect of the use of the fair value method of accounting for stock-based compensation, the Company's net income (loss) for the years ended December 31, 2003, 2002 and 2001 would have been as follows:

	2003	2002	2001
Net income (loss), as reported	$(32,344)	$10,550	$33,208
Stock-based compensation expense — MID Plan	(262)	—	—
Stock-based compensation expense — MEC Plan	(2,181)	(3,009)	(2,815)
Minority interest in MEC stock-based compensation expense	903	1,083	1,165

Pro forma net income (loss)	$(33,884)	$8,624	$31,558

Reported basic and diluted loss per share	$(1.03)
Effect of stock-based compensation expense	(0.01)

Pro forma basic and diluted loss per share	$(1.04)

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period.

19.    FINANCIAL INSTRUMENTS

(a)
Fair Value

        The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below.

Cash and Cash Equivalents, Restricted Cash, Accounts Receivable, Income Taxes Receivable, Bank Indebtedness, Accounts Payable and Accrued Liabilities, and Income Taxes Payable

        Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of their fair value.

Net Investment in Direct Financing Leases

        The estimated fair value of investments in direct financing leases at December 31, 2002 was determined by discounting the minimum lease payments and estimated residual value at interest rates for leases with similar terms as at that date. The fair value was not materially different from the carrying value.

Long-term Debt and Note Obligations

        The fair value of long-term debt and note obligations is estimated using discounted cash flow analysis based on incremental borrowing rates for similar types of arrangements. Based on current rates for debt with similar terms and maturities, the fair values of long-term debt and note obligations are not materially different from their carrying values.

(b)
Credit Risk

        Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable with Magna and its subsidiaries.

        Cash and cash equivalents, which consist of short-term investments, including commercial paper, are only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any one government or corporation.

80    MI Developments Inc.    2003

        MEC, in the normal course of business, settles wagers for other racetracks and is thereby exposed to credit risk. However, these receivables are generally not a significant portion of the Company's total assets and are comprised of a large number of accounts.

(c)
Interest Rate Risk

        MEC utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on variable rate debt.

        During the year ended December 31, 2002, MEC entered into an interest rate swap contract with a major financial institution. Under terms of the contract, MEC receives a LIBOR-based variable interest rate and pays a fixed rate of 6.0% on a notional amount of $51.1 million as at December 31, 2003, reduced by monthly amounts of $0.4 million until maturity. The maturity date of the contract is November 30, 2004.

        MEC has designated its interest rate swap contract as a cash flow hedge of anticipated interest payments under its variable rate debt agreement. The fair value of MEC's interest rate swap is a payable of approximately $1.2 million at December 31, 2003 (2002 — $2.2 million), using current interest rates.

(d)
Currency Risk

        The Company holds material investments in currencies other than the U.S. dollar, the majority of which are properties owned by the Real Estate Business. Fluctuations in the U.S. dollar's exchange rate relative to other currencies (in particular, the euro and the Canadian dollar) will result in fluctuations in the reported U.S. dollar value of assets, liabilities, shareholders' equity, net income (loss), and cash flows. The Company has generally not entered into derivative financial arrangements for currency hedging purposes and has not and will not enter into such arrangements for speculative purposes.

20.    SEGMENTED INFORMATION

(a)
The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly-owned operations (the Real Estate Business) and publicly traded operations (MEC). The segregation of operations between wholly-owned and publicly traded recognizes the fact that in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with its separate Board of Directors and executive management.

  The Company's reporting segments are as follows:

  Real Estate Business

  The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

  MEC

  MEC currently operates or manages twelve thoroughbred racetracks, two standardbred racetracks, one racetrack that runs both thoroughbred and standardbred meets, one greyhound track, and three thoroughbred training centres. In addition, MEC operates off-track betting facilities, XpressBet™, a national Internet and telephone account wagering business, owns and operates HorseRacing TV™, a television channel focused exclusively on horse racing, and owns a 30% equity investment in AmTote. MEC also operates two golf courses and related facilities.

  The Company's consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments. Please see note 1 to the consolidated financial statements.

MI Developments Inc.    2003    81

(b)
The following table shows certain information with respect to geographic segmentation:

	2003
	Revenues	Real estate properties, net	Direct financing leases	Fixed assets, net
Real Estate Business
Canada	$33,534	$384,381	$—	$47
Europe	53,025	522,098	—	108
United States	20,395	242,947	—	53
Mexico	9,226	78,086	—	—

	116,180	1,227,512	—	208

MEC
United States	659,203	625,591	—	24,424
Canada	28,943	77,110	—	5,464
Europe	9,640	136,169	—	1,466

	697,786	838,870	—	31,354

Consolidated	$813,966	$2,066,382	$—	$31,562

	2002
	Revenues	Real estate properties, net	Direct financing leases	Fixed assets, net
Real Estate Business
Canada	$28,207	$142,386	$143,685	$49
Europe	30,611	315,012	121,391	157
United States	17,640	156,567	52,253	—
Mexico	9,645	13,589	69,695	—

	86,103	627,554	387,024	206

MEC
United States	524,015	582,694	—	29,000
Canada	6,019	46,430	—	4,180
Europe	10,296	88,322	—	1,504

	540,330	717,446	—	34,684

Consolidated	$626,433	$1,345,000	$387,024	$34,890

82    MI Developments Inc.    2003

	2001
	Revenues	Real estate properties, net	Direct financing leases	Fixed assets, net
Real Estate Business
Canada	$23,721	$130,841	$109,695	$25
Europe	23,830	211,046	52,224	—
United States	15,186	133,960	51,699	—
Mexico	10,014	13,227	69,130	—

	72,751	489,074	282,748	25

MEC
United States	461,409	421,881	—	29,458
Canada	3,393	55,168	—	2,073
Europe	13,659	64,957	—	1,140

	478,461	542,006	—	32,671

Consolidated	$551,212	$1,031,080	$282,748	$32,696

21.    TRANSACTIONS WITH RELATED PARTIES

        Mr. F. Stronach, Magna's Chairman of the Board, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares. Since the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)
Charges to Magna

        Substantially all rental revenue and income from direct financing leases relate to leases with Magna and its wholly-owned and publicly traded subsidiaries.

        During the year ended December 31, 2001, MEC entered into an access agreement with Magna for Magna's use of the golf course and the clubhouse meeting, dining and other facilities in Aurora, Ontario. The agreement, which expired on December 31, 2003, stipulated an annual access fee of $3.9 million (Cdn $5.0 million). During the year ended December 31, 2003, $3.2 million in revenue was recognized related to this agreement (2002 — $2.6 million; 2001 — $2.7 million).

        Effective March 1, 1999, MEC began charging Magna an access fee for Magna's use of the golf course and related facilities in Oberwaltersdorf, Austria. The agreement, which expired on March 1, 2004, stipulated a yearly fee of $3.1 million (euro 2.5 million). During the year ended December 31, 2003, $3.1 million in revenue was recognized related to this agreement (2002 — $2.4 million; 2001 — $2.2 million).

        MEC has granted Magna a right of first refusal to purchase its two golf courses.

        Included in the Real Estate Business' accounts receivable are amounts due from Magna and its subsidiaries in the amount of $10.0 million (2002 — $4.7 million).

(b)
Sale of real estate to Magna

        During the year ended December 31, 2002, MEC sold real estate located in Europe to affiliates of Magna for use in its automotive business for total proceeds of $22.3 million. The gain on the sale of the properties of approximately $13.0 million was reported as income as Magna owned less than 80% of MEC at that time and the exchange amounts were supported by independent evidence (see note 23(b)).

MI Developments Inc.    2003    83

(c)
Charges from Magna

        During the year ended December 31, 2003, the Company incurred $25.1 million of interest charges (2002 — $34.0 million; 2001 — $25.6 million) from Magna (see note 13(e)).

        Magna charges the Company for certain administrative services which have continued to be provided following the spin-off of the Company from Magna. In 2003, these charges totalled $261,000, and are included in the Real Estate Business' general and administrative expenses.

        Pursuant to Magna's Corporate Constitution, 10% of the pre-tax profit before profit sharing of participating Magna divisions for any fiscal year is required to be allocated to an employee equity participation and profit sharing program (the "Magna EPSP"). Certain of the Company's employees participate in the Magna EPSP. The Company's portion of the costs associated with the Magna EPSP in 2003 was $0.1 million (2002 — $0.1 million; 2001 — $0.1 million).

        Included in the Real Estate Business' accounts payable at December 31, 2003 are amounts due to Magna and its subsidiaries in the amount of $2.9 million (2002 — $8.5 million).

(d)
Purchase of real estate from Magna

        MEC's development real estate includes $8.3 million which represents the book value of land transferred to MEC by Magna under a conditional sale agreement. The conditional sale agreement is subject to the successful severance of the affected properties. If severance is not obtained within a specified period, such that Magna retains ownership of the land, Magna must return $8.3 million to MEC with interest. Prior to completion of the conditional sale, the property is being leased by MEC from Magna for a nominal amount.

        In 2002, the Company's Real Estate Business purchased certain properties in Germany from subsidiaries of Magna on a deferred basis. The financial results associated with these properties have been recognized in the Company's consolidated financial statements starting at the date at which the risks and rewards of ownership were transferred from the Magna subsidiaries.

(e)
Indemnifications by Magna and subsidiaries

        A subsidiary of Magna has agreed to indemnify MEC in respect of environmental remediation costs and expenses relating to existing conditions at certain of MEC's Austrian real estate properties.

        One of MEC's subsidiaries has been named as a defendant in a class action brought in a United States District Court by various plaintiffs. The plaintiffs in this action claim unspecified compensatory and punitive damages, for restitution and disgorgement of profits, all in relation to forced labour performed by the plaintiffs for such subsidiary and certain other Austrian and German corporate defendants at their facilities in Europe during World War II and certain property right claims. As a result of a reorganization in prior years, MEC acquired the shares of such subsidiary. Under Austrian law, such subsidiary would be jointly and severally liable for the damages awarded in respect of these class action claims. An Austrian subsidiary of Magna has agreed to indemnify such subsidiary for any damages or expenses associated with this case.

(f)
Transactions with AmTote

        During the year ended December 31, 2003, MEC paid $2.8 million of rent for totalisator equipment and fees for totalisator services to AmTote, a company in which MEC has a 30% equity interest.

84    MI Developments Inc.    2003

22.    CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
Although MEC is still considering a major redevelopment of its Gulfstream Park racetrack in Florida (the "Gulfstream Park Redevelopment"), it has deferred a decision on the project at the present time. Should it proceed as currently contemplated, the Gulfstream Park Redevelopment would include a simulcast pavilion, a sports and entertainment arena and a new turf club and grandstand. In addition, there would be significant modifications and enhancements to the racetracks and stable areas. If completed, the Gulfstream Park Redevelopment would require the demolition of a substantial portion of the current buildings and related structures, which include the grandstand and turf club. The aggregate carrying value at December 31, 2003 of the assets that would be demolished if the Gulfstream Park Redevelopment is completed is approximately $21.1 million. If MEC decides to proceed with the Gulfstream Park Redevelopment and obtains the approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down of assets would be necessary. If MEC proceeds, the project would be scheduled to minimize and interference with Gulfstream Park's racing season, however, with a project of this magnitude, there will likely be temporary disruption of MEC's operations during racing season and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated by Gulfstream Park during that season.

(c)
MEC is also considering a redevelopment of the stable area and racetrack surfaces at Laurel Park (the "Laurel Park Redevelopment"). In the event this redevelopment were to proceed as currently contemplated, the Laurel Park Redevelopment would include the construction of new barns, dormitories and grooms' quarters, along with the development of new dirt and turf tracks. The aggregate carrying value at December 31, 2003 of the assets that would be demolished if the Laurel Park Redevelopment is completed is approximately $4.0 million. If MEC decides to proceed with the Laurel Park Redevelopment and obtains the approval of its Board of Directors, a reduction in the expected useful life of the existing assets would occur and a write-down would be necessary. If MEC proceeds, the project would be scheduled to minimize and interference with Laurel Park's racing season, however, with a project of this magnitude, there will likely be a temporary disruption of MEC's operations during racing season and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated at Laurel Park during that season.

(d)
MEC's Bay Meadows lease expires on December 31, 2004. Although MEC intends to seek an extension beyond the end of 2004, as it has done successfully in each of the past two years, MEC is exploring alternative venues, including vacant land that has been purchased in Dixon, California for future development. This project, which is still in the early stages of planning, is subject to regulatory and other approvals. At this time, MEC is uncertain as to the likelihood of renewing the Bay Meadows lease beyond December 31, 2004 or the terms upon which such renewal may be achieved. If this lease is not renewed on comparable terms or at all, or an alternative venue is not arranged, MEC's operating results would be materially adversely affected.

(e)
The revenue sharing and operations agreement between The Maryland Jockey Club and the owner of Rosecroft Raceway which was to expire on March 31, 2004 has been agreed to be extended for an additional 30 days under existing terms and conditions. If this agreement is not further renewed on comparable terms, there may be a material decline in the revenues of The Maryland Jockey Club that could materially adversely affect MEC's operating results. At this time, MEC is uncertain as to the likelihood of a renewal of this agreement on comparable terms.

MI Developments Inc.    2003    85

(f)
In December 2003, the Company entered into an agreement to sell the real property and buildings of MI Racing Inc. ("Great Lakes Downs") for approximately $4.2 million, which represents the net book value of these assets. The closing of the sale is subject to a number of outstanding conditions including regulatory approval and a leaseback arrangement. In January 2004, the Company formally requested the transfer of the racetrack license to the purchaser. Following the successful transfer of the racetrack license, the Company will enter into a lease arrangement pursuant to which the Company will continue as the facility operator.

(g)
MEC continues to explore various means of monetizing or improving the returns from its golf courses in Aurora, Ontario and Oberwaltersdorf, Austria. MEC's objective would be to realize at least the net book values of these properties from any sale, however, should it be unable to do so, MEC would consider extending the current access arrangements. To that end, there have been recent negotiations with Magna, aimed at reaching mutually acceptable terms for the renewal of the access arrangements in respect of these golf courses, which expired on December 31, 2003 and March 1, 2004, respectively. The terms of any sale or extension of the access arrangements will determine whether a write-down of the carrying value of these properties is required. The amount of such write-downs, if any, cannot reasonably be estimated until such terms are finalized. Furthermore, there can be no assurance that MEC will be successful in either concluding a sale of each of the golf courses, or entering into agreements to extend the access arrangements for such courses, on acceptable terms. The aggregate carrying value at December 31, 2003 of these golf course assets is approximately $78.4 million.

23.    RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company's accounting policies as reflected in these consolidated financial statements do not materially differ from U.S. GAAP except for:

(a)
Financial Instruments

        MEC's subordinated notes are recorded in part as debt and in part as minority interest. Under U.S. GAAP, the subordinated notes would be recorded entirely as debt.

(b)
MEC sale of real estate to Magna

        Under Canadian GAAP, a sale of real estate to a related party that owns less than 80% of the vendor's share capital, and where the exchange amount is supported by independent evidence, is considered an income item rather than a contribution to equity as required under U.S. GAAP.

(c)
Derivative Instruments

        As described in note 19(c), MEC utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on variable rate debt. Under both Canadian and U.S. GAAP, these swap contracts are accounted for using hedge accounting and the net swap settlements are recognized in the same period as, and as part of, the hedged transaction. Under Canadian GAAP, however, these instruments do not need to be recognized at their fair value.

        For U.S. GAAP purposes, Financial Accounting Standards Board Statement No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all their derivative instruments at fair value. Gains or losses related to changes in fair value of derivative instruments designated as cash flow hedges are recorded in accumulated comprehensive income if certain hedge criteria are met, and recognized in the statement of operations along with the related results of the hedged item. FAS 133 requires that the Company formally document, designate and assess the effectiveness of such transactions in order to qualify for such hedge accounting treatment. If hedges are found to be ineffective, then changes in their fair value are recognized in income to the extent of their ineffectivness.

86    MI Developments Inc.    2003

(d)
The following table presents net income (loss) following U.S. GAAP:

	2003	2002	2001
Net income (loss) under Canadian GAAP	$(32,344)	$10,550	$33,208
Adjustments (net of related tax effects):
Reduced interest expense on subordinated notes (a)	728	24	—
Net gain on sale of real estate to Magna (b)	—	(5,253)	—

Net income (loss) under U.S. GAAP	(31,616)	5,321	33,208
Other comprehensive income:
Foreign currency translation adjustment	107,553	21,130	(5,964)
Interest rate swaps (c)	349	(771)	—

Comprehensive income under U.S. GAAP	$76,286	$25,680	$27,244

(e)
The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	2003
	Canadian GAAP	Financial Instruments	Derivatives	U.S. GAAP
Other assets, net	$256,327	$(6,827)	$—	$249,500
Note obligations	208,933	(208,933)	—	—
Subordinated notes	—	218,167	—	218,167
Accounts payable and accrued liabilities	128,481	115	1,205	129,801
Future tax liabilities	164,275	(2,776)	(482)	161,017
Minority interest	282,752	(14,128)	(299)	268,325
Shareholders' equity	1,632,094	728	(424)	1,632,398

	2002
	Canadian GAAP	Financial instruments	Sale of Real Estate Derivatives	U.S. to Magna	GAAP
Other assets, net	$332,472	$(2,767)	$—	$—	$329,705
Note obligations	67,392	(67,392)	—	—	—
Subordinated notes	—	72,233	—	—	72,233
Accounts payable and accrued liabilities	122,405	(66)	2,177	—	124,516
Future tax liabilities	193,846	(3,017)	(871)	—	189,958
Minority interest	299,712	(4,549)	(535)	(3,650)	290,978
Magna's net investment	1,432,225	24	(771)	3,650	1,435,128

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24.    NEW ACCOUNTING PRONOUNCEMENTS

        The Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

Canadian GAAP standards

Financial Instruments

        In January 2004, the CICA amended Handbook Section 3860, "Financial Instruments — Disclosure and Presentation" ("CICA 3860"). CICA 3860 was amended to provide guidance for classifying certain financial instruments that embody obligations that may be settled by the issuance of the issuer's equity shares as debt when the instrument that embodies the obligations does not establish an ownership relationship. These new requirements are to be applied to fiscal years beginning on or after November 1, 2004.

Stock-based Compensation

        In November 2003, the CICA amended Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. The Company plans to adopt these requirements in the quarter ending March 31, 2004, with application made on a retroactive basis. In 2003, the Company will continue to disclose the effect of stock-based compensation on a pro forma basis.

Generally Accepted Accounting Principles

        In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles" ("CICA 1100"), which is effective for fiscal years beginning on or after October 1, 2003. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles (GAAP). It clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP. The new standard eliminates "industry practice" as a possible source to consult. The Company will apply this new standard from January 1, 2004, and may make changes to its financial statement presentation as a result.

Consolidation of Variable Interest Entities

        In June 2003, the CICA approved Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 provides guidance on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004.

Asset Retirement Obligations

        In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations" ("CICA 3110"). CICA 3110 establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. CICA 3110 is to be applied to fiscal years beginning on or after January 1, 2004.

Hedging Relationships

        In November 2002 and June 2003, the CICA approved proposed amendments to Accounting Guideline AcG-13, "Hedging Relationships" ("AcG-13"). AcG-13 provides guidance on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, and for the discontinuance of hedge accounting. The amendments clarified certain of the requirements in AcG-13 and provided additional application guidance. AcG-13 is to be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003.

        Although the Company does not expect any of the above pronouncements to have a material effect on its reported results of operations or financial position, it is still reviewing the pronouncements and their ultimate impact on the Company's consolidated financial statements has not yet been determined.

U.S. GAAP standards

Consolidation of Variable Interest Entities

        During the year FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 provides guidance on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. FIN 46 will be applicable to the Company for all annual periods beginning after June 15, 2003 with fiscal 2004 being the first year of application.

88    MI Developments Inc.    2003

Pro Forma Consolidated
Statements of Income

December 31, 2003 and 2002

Pro Forma Consolidated Statements of Income

        (U.S. dollars in thousands, except per share figures (unaudited))

		Pro forma adjustments						Represented by
For the year ended December 31, 2003	Consolidated	Real Estate Business		MEC		Other	Pro forma Consolidated	Real Estate Business	MEC	Other
		Note 2 (a)		Note 2 (b)		Note 2 (c)
Revenues
Real Estate Business	$116,180	$176	(i)-(iii)	$—		$—	$116,356	$116,356	$—	$—
Magna Entertainment Corp.	697,786	—		7,329	(i)	—	705,115	—	705,115	—

	813,966	176		7,329		—	821,471	116,356	705,115	—

Operating costs and expenses
Real Estate Business
General and administrative	10,962	864	(iv)	—		—	11,826	11,826	—	—
Depreciation and amortization	32,086	36	(i)-(iii)	—		—	32,122	32,122	—	—
Interest expense (income), net	25,032	(25,061)	(v)	—		—	(29)	(29)	—	—
Magna Entertainment Corp.
Purses, awards and other	336,770	—		2,226	(i)	—	338,996	—	338,996	—
Operating costs	275,114	—		2,603	(i)	—	277,717	—	277,717	—
General and administrative	69,013	—		1,445	(i),(ii)	—	70,458	—	70,458	—
Depreciation and amortization	31,897	—		124	(i)	—	32,021	—	32,021	—
Interest expense, net	15,146	—		6,005	(i),(ii)	—	21,151	—	21,151	—
Impairment charges	134,856	—		—		—	134,856	—	134,856	—

Operating income (loss)
Real Estate Business	48,100	24,337		—		—	72,437	72,437	—	—
Magna Entertainment Corp.	(165,010)	—		(5,074)		—	(170,084)	—	(170,084)	—

	(116,910)	24,337		(5,074)		—	(97,647)	72,437	(170,084)	—
Gain (loss) on disposal of real estate	(83)	—		—		—	(83)	(114)	31	—

Income (loss) before income taxes and minority interest	(116,993)	24,337		(5,074)		—	(97,730)	72,323	(170,053)	—
Income tax expense (recovery)	(40,692)	4,475		(1,651)		—	(37,868)	22,489	(60,357)	—
Minority interest in MEC	(43,957)	—		—		(1,416)	(45,373)	—	—	(45,373)

Net income (loss)	$(32,344)	$19,862		$(3,423)		$1,416	$(14,489)	$49,834	$(109,696)	$45,373

Basic and diluted earnings per Class A Subordinate Voting or Class B Share							$(0.30)

90    MI Developments Inc.    2003

		Pro forma adjustments						Represented by
For the year ended December 31, 2002	Consolidated	Real Estate Business		MEC		Other	Pro forma Consolidated	Real Estate Business	MEC	Other
		Note 2 (a)		Note 2 (b)		Note 2 (c)
Revenues
Real Estate Business
Rental revenue from operating leases	$49,766	$39,627	(i)-(iii)	$—		$—	$89,393	$89,393	$—	$—
Income from direct financing leases	36,337	(36,337)	(iii)	—		—	—	—	—	—

	86,103	3,290		—		—	89,393	89,393	—	—
Magna Entertainment Corp.	540,330	—		181,348	(i)	—	721,678	—	721,678	—

	626,433	3,290		181,348		—	811,071	89,393	721,678	—

Operating costs and expenses
Real Estate Business
General and administrative	6,577	1,058	(iv)	—		—	7,635	7,635	—	—
Depreciation and amortization	11,194	16,216	(i)-(iii)	—		—	27,410	27,410	—	—
Interest expense (income), net	32,862	(32,862)	(v)	—		—	—	—	—	—
Magna Entertainment Corp.
Purses, awards and other	276,019	—		79,960	(i)	—	355,979	—	355,979	—
Operating costs	204,650	—		62,517	(i)	—	267,167	—	267,167	—
General and administrative	43,788	—		16,918	(i),(ii)	—	60,706	—	60,706	—
Depreciation and amortization	22,834	—		6,059	(i)	—	28,893	—	28,893	—
Interest expense, net	776	—		23,969	(i),(ii)	—	24,745	—	24,745	—
Impairment charges	17,493	—		—		—	17,493	—	17,493	—

Operating income (loss)
Real Estate Business	35,470	18,878		—		—	54,348	54,348	—	—
Magna Entertainment Corp.	(25,230)	—		(8,075)		—	(33,305)	—	(33,305)	—

	10,240	18,878		(8,075)		—	21,043	54,348	(33,305)	—
Gain on disposal of real estate	15,299	—		—		—	15,299	128	15,171	—
Dilution loss	(10,712)	—		—		—	(10,712)	—	—	(10,712)

Income (loss) before income taxes and minority interest	14,827	18,878		(8,075)		—	25,630	54,476	(18,134)	(10,712)
Income tax expense (recovery)	9,557	(329)		311		—	9,539	13,430	(3,891)	—
Minority interest	(5,280)	—		(271)		(2,963)	(8,514)	—	(271)	(8,243)

Net income (loss)	$10,550	$19,207		$(8,115)		$2,963	$24,605	$41,046	$(13,972)	$(2,469)

Basic and diluted earnings per Class A Subordinate Voting or Class B Share							$0.51

MI Developments Inc.    2003    91

NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

         All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted.
All pro forma amounts for the years ended December 31, 2003 and 2002 are unaudited.

1.    BASIS OF PRESENTATION

        The unaudited pro forma consolidated statements of income of MI Developments Inc. (the "Company") have been prepared from the Company's consolidated statements of income for the years ended December 31, 2003 and 2002. The pro forma consolidated statements of income have been prepared on the basis of the assumptions and adjustments described in note 2 below and should be read in conjunction with the historical audited consolidated financial statements as at and for the year ended December 31, 2003 and 2002 ("Audited Consolidated Financial Statements") of the Company, including the related notes thereto.

        The pro forma consolidated statements of income have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). No pro forma balance sheet as at December 31, 2003 was required, as all transactions and adjustments are reflected in the consolidated balance sheet of the Company as at December 31, 2003.

        The pro forma consolidated statements of income are not necessarily indicative of the results of operations that would have resulted had the relevant transactions taken place at the respective dates referred to below.

2.    PRO FORMA CONSOLIDATED ASSUMPTIONS AND ADJUSTMENTS

        The unaudited pro forma consolidated statements of income have been presented assuming that Magna International Inc. ("Magna") completed the spin-off of the Company as a separate public company as of January 1, 2002, and give effect to the following items as of these respective dates:

(a)
The Real Estate Business
(i)
Eurostar and Magna Donnelly Facilities

  As described in note 7(b) to the Consolidated Financial Statements, in July 2002 and October 2002, the Company acquired land and buildings in connection with Magna's acquisition of Eurostar and Donnelly Corporation ("Magna Donnelly"), respectively. The Company entered into new leasing arrangements for the Eurostar and Magna Donnelly facilities effective July 11, 2002 and January 1, 2003, respectively. The pro forma consolidated statement of income for the year ended December 31, 2003 includes no adjustments to revenue (year ended December 31, 2002 — $6.0 million) or depreciation expense (year ended December 31, 2002 — $3.6 million) related to these facilities.

(ii)
Tesma Facilities

  As described in note 7(a) to the Consolidated Financial Statements, on January 31, 2003, the Company purchased three properties from Tesma International Inc. ("Tesma"), a public subsidiary of Magna, for cash consideration of $25.0 million and leased them back to Tesma under operating leases. The pro forma consolidated statement of income for the year ended December 31, 2003 includes adjustments to revenue of $0.2 million (year ended December 31, 2002 — $2.1 million) and depreciation expense of $36,000 (year ended December 31, 2002 — $0.4 million) related to this property.

(iii)
Lease Amendments

  As more fully described in note 9 to the Consolidated Financial Statements, effective January 1, 2003, the Company amended the terms of certain leases with Magna. As a result of these amendments, the classification of certain leases changed from direct financing to operating. The pro forma consolidated statement of income for the year ended December 31, 2003 includes no adjustments to rental revenue from operating leases (year ended December 31, 2002 — $31.6 million) or depreciation expense (year ended December 31, 2002 — $12.2 million) related to these lease amendments.

(iv)
General and Administrative Expenses

  General and administrative expenses have been adjusted to reflect incremental committed executive compensation costs.

92    MI Developments Inc.    2003

(v)
Elimination of Historical Intercompany Interest

  The adjustment to interest expense in the pro forma consolidated statements of income gives pro forma effect to the elimination of interest expense on historical advances from Magna since all intercompany advances were eliminated in the initial capitalization of the Company.

(vi)
Tax Adjustments

  The pro forma consolidated statements of income reflect the tax effect on the foregoing Real Estate Business adjustments, where applicable, computed at assumed income tax rates as follows:

Years ended December 31,	2003	2002
Canada	36.6%	38.6%
United States	38.0%	38.0%
Mexico	34.0%	35.0%
Austria	34.0%	34.0%
Germany	40.1%	38.5%
Spain	35.0%	35.0%

  In addition, in conjunction with the spin-off transactions, the legal structure of the Company was amended. The pro forma consolidated statements of income reflect the tax impact resulting from this reorganization as if it had been implemented January 1, 2002.

(b)
MEC
(i)
Acquisitions

  The pro forma consolidated statements of income reflect the following acquisitions completed by Magna Entertainment Corp. ("MEC") as if they were completed effective January 1, 2002.

  •
  As more fully described in note 7(b) to the Consolidated Financial Statements, in October 2002, MEC completed the acquisition of Lone Star Park ("Lone Star") at Grand Prairie and in November 2002, MEC acquired the Maryland Jockey Club ("MJC").

  •
  As more fully described in note 7(a) to the Consolidated Financial Statements, on April 16, 2003 the shares of Ontario Racing Inc., which acquired Flamboro Downs ("Flamboro") in Hamilton in October 2002, were transferred to MEC.

  The pro forma consolidated statement of income for the year ended December 31, 2003 includes adjustments related to the Flamboro acquisition as follows:

Year ended December 31, 2003
Magna Entertainment Corp.
Revenues	$7,329
Purses, awards and other	2,226
Operating costs	2,603
General and administrative	1,129
Depreciation and amortization	124
Interest expense, net	616

Operating income	631
Income taxes	631

Net income	$—

MI Developments Inc.    2003    93

  The pro forma consolidated statement of income for the year ended December 31, 2002 includes adjustments related to the Lone Star, MJC and Flamboro acquisitions as follows:

	For the year ended December 31, 2002
	Lone Star	MJC	Flamboro	Total
Magna Entertainment Corp.
Revenues	$57,023	$102,094	$22,231	$181,348
Purses, awards and other	24,307	50,166	5,487	79,960
Operating costs	20,620	34,166	7,731	62,517
General and administrative	4,982	9,812	1,007	15,801
Depreciation and amortization	2,621	3,033	405	6,059
Interest expense, net	2,224	3,054	2,310	7,588

Operating income	2,269	1,863	5,291	9,423
Income taxes	908	1,974	2,244	5,126
Minority interest	—	(271)	—	(271)

Net income	$1,361	$160	$3,047	$4,568

(ii)
Convertible Subordinated Notes

  As described in note 14 to the Consolidated Financial Statements, on December 2, 2002, MEC issued $75.0 million of 7.25% convertible subordinated notes. The pro forma consolidated statement of income reflects the MEC convertible subordinated notes as if they were issued effective January 1, 2002, including the tax effect on the foregoing adjustment at the assumed income tax rate of 40%.

  As described in note 14 to the Consolidated Financial Statements, on June 2, 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes. The pro forma consolidated statement of income reflects the MEC convertible subordinated notes as if they were issued effective January 1, 2002, including the tax effect on the foregoing adjustment at the assumed income tax rate of 40%.

  The pro forma consolidated statement of income for the year ended December 31, 2003 includes adjustments to general and administrative expenses of $0.3 million (year ended December 31, 2002 — $1.1 million), interest expense of $5.4 million (year ended December 31, 2002 — $16.4 million) and income tax benefit of $2.3 million (year ended December 31, 2002 — $4.8 million), related to these convertible subordinated notes.

(c)
Other
(i)
The pro forma consolidated statements of income include a minority interest charge related to the MEC pro forma adjustments. Minority interest expense has been recorded at 41.4% for the year ended December 31, 2003 and at 36.5% for the year ended December 31, 2002.

(ii)
The pro forma earnings per share are based on the assumption that 47,582,083 Class A Subordinate Voting Shares and 548,238 Class B Shares were issued and outstanding during the year.

94    MI Developments Inc.    2003

3.    REAL ESTATE BUSINESS — PRO FORMA FUNDS FROM OPERATIONS

        The Company measures and presents funds from operations for the Real Estate Business because it is a measure that is widely used by analysts and investors in evaluating the operating performance of real estate companies. However, funds from operations does not have standardized meaning under Canadian generally accepted accounting principles and therefore is unlikely to be comparable to similar measures presented by other companies.

        The Real Estate Business' funds from operations is based on pro forma information prepared in accordance with Canadian GAAP as follows:

Years ended December 31,	2003	2002
Net income	$49,834	$41,046
Add back (deduct) non-cash items:
Depreciation and amortization	32,122	27,410
Future income taxes	7,526	3,812
Straight-line rent adjustment	(2,313)	(3,444)
Loss (gain) on disposal of real estate	114	(128)

Pro forma funds from operations	$87,283	$68,696

MI Developments Inc.    2003    95

Corporate Directory

Board of Directors	Officers	Office Locations
Frank Stronach
Chairman of the Board

 Barry N. Byrd
Partner, Pineiro, Wortman & Byrd, P.A.

 The Honourable William G. Davis
Counsel, Torys LLP

Philip K. Fricke
President, PKF Financial Consultants, Inc.

 Manfred Jakszus
Director

 Brian V. Tobin
Chief Executive Officer
Brian V. Tobin
Chief Executive Officer

 Andrew A. L. Blair
Executive Vice-President
and Chief Operating Officer

 Edward C. Hannah
Executive Vice-President, Secretary
and General Counsel

 John D. Simonetti
Vice-President, Finance
and Chief Financial Officer

 Alay Shah
Controller
MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario, Canada
L4G 7A9
Phone: (905) 713-6322
www.midevelopments.com

 Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario, Canada
L4G 7K1
Phone: (905) 726-2462
www.magnaentertainment.com

 United States
285 West Huntington Drive
Arcadia, California, USA 91007
Phone: (626) 574-7223

Transfer Agents and Registrars
Canada — Class A Subordinate Voting and Class B Shares	United States — Class A Subordinate Voting Shares
Computershare Trust Company of Canada	Computershare Trust Company, Inc.
100 University Avenue	350 Indiana Street
Toronto, Ontario M5J 2Y1, Canada	Golden, Colorado 80801, U.S.A.
Phone: (416) 981-9633	Phone: (303) 262-0600
www.computershare.com

Exchange Listings			The 2003 Annual Report
Class A Subordinate Voting Shares Class B Shares	– Toronto Stock Exchange – The New York Stock Exchange – Toronto Stock Exchange	(MIM.A) (MIM) (MIM.B)	Copies of the Financial Statements for the Year Ended December 31, 2003 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval (EDGAR) system, which can be accessed at www.sec.gov/edgarhp.htm for U.S. shareholders, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com for Canadian shareholders. Other required securities filings can also be found on EDGAR and SEDAR.

From left to right:

John D. Simonetti Vice-President, Finance and Chief Financial Officer

[PHOTO]	Edward C. Hannah Executive Vice-President, Secretary and General Counsel

Andrew A. L. Blair Executive Vice-President and Chief Operating Officer

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario, Canada L4G 7A9 Phone: (905) 713-6322 www.midevelopments.com

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Corporate Profile
GLOBAL PORTFOLIO
Management's Discussion and Analysis of Results of Operations and Financial Position
Auditor's Report
Consolidated Statements of Income (Loss)
Consolidated Statements of Changes in Deficit and Magna's Net Investment
Consolidated Statements of Cash Flows
Consolidated Balance Sheets
Notes to Consolidated Financial Statements
Pro Forma Consolidated Statements of Income
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME